     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------

                            DOLLAR TREE STORES, INC.
             (Exact name of registrant as specified in its charter)

                VIRGINIA                                    5331                                   54-1387365
    (State or Other Jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     Incorporation or Organization)             Classification Code Number)                   Identification No.)

                                 --------------

            500 Volvo Parkway                           FREDERICK C. COBLE
        Chesapeake, Virginia 23320                   Dollar Tree Stores, Inc.
              (757) 321-5000                            500 Volvo Parkway
     (Address and telephone number of               Chesapeake, Virginia 23320
registrant's principal executive offices)                 (757) 321-5000
                                               (Name, address and telephone number
                                                      of agent for service)

                               ------------------

                                   copies to:

           WILLIAM A. OLD, JR.                            BRENT B. SILER
          JOHN S. MITCHELL, JR.                         SCOTT E. PUESCHEL
         Hofheimer Nusbaum, P.C.                        Hale and Dorr LLP
     999 Waterside Drive, Suite 1700              1455 Pennsylvania Avenue, N.W.
         Norfolk, Virginia 23510                      Washington, D.C. 20004
          Phone: (757) 629-0613                       Phone: (202) 942-8400
           Fax: (757) 629-0660                         Fax: (202) 942-8484

                                 --------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                                ----------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED             PROPOSED
                                               NUMBER OF             MAXIMUM              MAXIMUM
                                                SHARES              OFFERING             AGGREGATE            AMOUNT OF
            TITLE OF SHARES                      TO BE                PRICE              OFFERING           REGISTRATION
            TO BE REGISTERED                 REGISTERED(1)        PER SHARE(2)           PRICE(2)                FEE
Common Stock, $.01 par value............      17,250,000            $39.15625          $675,445,313           $178,318

(1) Includes 2,250,000 shares to cover underwriters' over-allotment options.

(2) Estimated pursuant to paragraph (c) of Rule 457 solely for the purpose of calculating the registration fee, based upon the average of the reported high and low sales prices for a share of Common Stock on July 5, 2000, as reported on the Nasdaq National Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREUNDER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION. DATED JULY 12, 2000.
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               15,000,000 Shares

                             DOLLAR TREE
                            STORES, INC.

  [LOGO]

                                  Common Stock

                                  -----------

    All of the shares of common stock in the offering are being sold by the selling shareholders identified in this prospectus. Dollar Tree Stores will not receive any proceeds from the sale of the shares.

    Our common stock is quoted on the Nasdaq National Market under the symbol "DLTR". The last reported sale price of the common stock on July 11, 2000 was $47.63 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                 --------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                                 Per Share              Total
                                                                 ---------              -----
Initial price to public...................................           $                    $
Underwriting discount.....................................           $                    $
Proceeds, before expenses, to the selling shareholders....           $                    $

    To the extent that the underwriters sell more than 15,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,250,000 shares from the selling shareholders at the initial price to the public less the underwriting discount.

                                 --------------

    The underwriters expect to deliver the shares against payment in New York, New York on
       , 2000.

GOLDMAN, SACHS & CO.                              BANC OF AMERICA SECURITIES LLC
                                   ---------

SALOMON SMITH BARNEY
           DEUTSCHE BANC ALEX. BROWN
                      FIRST UNION SECURITIES, INC.
                                 U.S. BANCORP PIPER JAFFRAY

                                 --------------

                     Prospectus dated              , 2000.

                             [INSIDE COVER PAGE 1]

                            [Map of Store Locations]

                            ------------------------

    We were incorporated under the laws of the Commonwealth of Virginia in 1986 as Only One Dollar, Inc. and changed our name to Dollar Tree Stores, Inc. in 1993. Our principal executive and administrative offices are located at 500 Volvo Parkway, Chesapeake, Virginia 23320, and our telephone number is
(757) 321-5000.

    References to "we," "our" and "us" generally refer to Dollar Tree
Stores, Inc., a Virginia corporation, and its direct and indirect subsidiaries on a consolidated basis.

    Dollar Tree-Registered Trademark-, Only $One-Registered Trademark-, Dollar Bill$-Registered Trademark- and Dollar Express-Registered Trademark- and the related logos are our registered trademarks. Other trademarks referred to in this prospectus are trademarks of their legal owners.

                             [INSIDE COVER PAGE 2]

                    [1 External and 1 Internal Store Photos]

                             [INSIDE COVER PAGE 3]

                           [2 Internal Store Photos]

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS REFERRED TO IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE INVESTING IN OUR COMMON STOCK, INCLUDING THE "RISK FACTORS," "BUSINESS" AND "SELECTED FINANCIAL DATA" SECTIONS. WE MERGED WITH DOLLAR EXPRESS IN MAY 2000, ONLY $ONE IN JUNE 1999 AND 98 CENT CLEARANCE CENTER IN DECEMBER 1998. WE ACCOUNTED FOR EACH OF THESE MERGERS AS A POOLING OF INTERESTS. AS A RESULT, ALL FINANCIAL AND OPERATIONAL DATA AND DISCUSSION CONTAINED IN THIS PROSPECTUS ASSUMES THAT DOLLAR EXPRESS, ONLY $ONE AND 98 CENT CLEARANCE CENTER HAD EACH BEEN A PART OF DOLLAR TREE THROUGHOUT ALL PERIODS DISCUSSED UNLESS OTHERWISE INDICATED.

                                  OUR COMPANY

    Dollar Tree Stores is the leading operator of discount stores offering merchandise at the fixed price of $1.00. Our stores are the modern-day version of neighborhood "five and dime" variety stores, offering a wide assortment of quality everyday general merchandise in many traditional product categories. These categories include housewares, candy and food, seasonal goods, health and beauty care, toys, party goods and gifts.

    As of June 30, 2000, we operated 1,634 stores in 35 states. Our stores are predominantly located in strip shopping centers. Over 80% of our stores range from approximately 3,500 to 6,000 gross square feet. We are concentrating on increasing the number of our new store openings in the 7,000 to 12,000 gross square foot range.

    We added over 220 stores in each of 1999 and 1998. In 2000, we plan to add 225 to 235 stores. In 2001, we plan to add 260 to 280 stores. We plan to expand or relocate approximately 100 stores during each of 2000 and 2001. We expect to increase the total gross square footage of our stores by approximately 25% to 27% in 2000 and approximately 23% to 25% in 2001.

    Our net sales increased from $439.1 million in 1995 to $1,351.8 million in 1999, a compound annual growth rate of 32.5%. During the same period, operating income excluding merger related items increased by a compound annual growth rate of 43.4%, from $41.8 million to $176.6 million.

                              RECENT DEVELOPMENTS

    DOLLAR EXPRESS MERGER. On May 5, 2000, we completed a merger with Dollar Express, Inc., which operated 107 stores under the name Dollar Express and 25 stores under the name Spain's Cards & Gifts. The merger increases our presence in the Mid-Atlantic region, primarily Pennsylvania and New Jersey, and supports our ongoing growth strategy, particularly our development of the larger store format. The Dollar Express stores sell variety merchandise at the fixed price of $1.00. Spain's Cards & Gifts are multi-price point stores located in the Philadelphia area. We issued or reserved 9,000,000 shares of our common stock for all of the outstanding stock and options of Dollar Express.

    SALES FOR THE PERIOD ENDED JUNE 30, 2000. On July 6, 2000, we reported net sales of $384.5 million for the quarter ended June 30, 2000. This amount represented an increase of $96.4 million, or 33.5%, over net sales of $288.1 million during the same quarter in 1999. For the second quarter of 2000, comparable store net sales increased 14.3% over the same quarter last year.

    Sales increased 30.3%, from $546.2 million for the six months ended June 30, 1999, to $711.6 million for the six months ended June 30, 2000. Comparable store net sales increased 8.7% for the six-month period ended June 30, 2000 as compared to the six-month period ended June 30, 1999.

                                  THE OFFERING

    The following information assumes that the underwriters do not exercise the over-allotment option granted by the selling shareholders to purchase up to 2,250,000 additional shares of common stock in the offering. The common stock in this offering includes 4,924,604 shares to be issued upon exercise of warrants now held by some of the selling shareholders. The underwriters will purchase the warrants from these shareholders, immediately exercise the warrants by paying us the exercise price, and sell the shares obtained by exercise in this offering. The common stock to be outstanding after the offering is based on shares outstanding on July 10, 2000. This number includes the 4,924,604 shares to be issued upon the exercise of warrants. This number does not include 11,407,283 shares issuable upon the exercise of outstanding stock options, nor does it include 2,536,121 shares issuable upon the exercise of warrants that will not be sold or exercised in connection with this offering.

Common stock offered by the selling
  shareholders.........................  15,000,000 shares
Common stock to be outstanding after
  this offering........................  107,909,785 shares
Nasdaq National Market
  symbol...............................  DLTR

                SUMMARY FINANCIAL INFORMATION AND OPERATING DATA
(Dollars in thousands, except per share data and net sales per square foot data)

    The following table presents a summary of our financial information and operating data for the three-month periods ended March 31, 2000 and 1999 and the last three calendar years. As required by pooling-of-interests accounting, the summary financial information and operating data of Dollar Tree Stores and our past merger partners, Dollar Express, Only $One and 98 Cent Clearance Center, have been combined and restated as of the beginning of the earliest period presented.

    For 1999, operating income was reduced by $1,050, and net income was reduced by $792, for charges related to the Only $One merger. For 1998, operating income was reduced by $5,325 and net income was reduced by $4,201, for charges related to the 98 Cent Clearance Center merger.

    Dollar Express and Only $One were treated as S-corporations for federal and state income tax purposes through February 4, 1999 and June 29, 1999, respectively. As a result, their income was taxable to their shareholders through those dates. Accordingly, our pro forma income statement data reflect the pro forma increase in our C-corporation federal and state income tax expense which would have occurred had these companies been taxed as C-corporations for the entire periods presented.

    In our merger with Dollar Express in May 2000, the outstanding preferred stock of Dollar Express was converted to common stock. Pro forma diluted net income per common share would have been $0.96 for the year ended December 31, 1999 if the conversion of preferred stock had taken place on February 5, 1999, when the preferred stock was originally issued. This calculation gives effect to an adjustment that increases net income available to common shareholders by $7,409 to eliminate the charge for accrued preferred stock dividends and accretion of preferred stock and warrants for the year ended December 31, 1999. In addition, if the conversion had taken place on February 5, 1999, the weighted average number of common shares and potential dilutive common shares outstanding would have increased by 2,795,000 shares for the year ended December 31, 1999.

    Comparable store net sales compare net sales for stores open throughout each of the two periods being compared. Net sales per store and net sales per square foot are calculated for stores open throughout the entire period presented.

                                         THREE MONTHS
                                       ENDED MARCH 31,             YEAR ENDED DECEMBER 31,
                                    ----------------------   -----------------------------------
                                       2000        1999         1999         1998        1997
                                    ----------   ---------   ----------   ----------   ---------
INCOME STATEMENT DATA:
Net sales.........................   $327,111    $258,091    $1,351,820   $1,073,886   $847,830
Gross profit......................    113,573      89,700       497,253      391,198    295,904
Selling, general and
  administrative expenses.........     90,354      69,249       321,657      260,684    205,077
Operating income..................     23,219      20,451       175,596      130,514     90,827
Net income........................     13,952      14,346       106,577       81,318     55,818
Net income available to common
  shareholders....................     12,876      13,906        99,550       81,318     55,818
PRO FORMA INCOME STATEMENT DATA:
Pro forma net income available to
  common shareholders.............   $ 12,876    $ 13,672    $   99,045   $   76,514   $ 53,539
Pro forma basic net income per
  common share....................   $   0.13    $   0.14    $     1.01   $     0.79   $   0.55
Pro forma diluted net income per
  common share....................   $   0.12    $   0.13    $     0.92   $     0.71   $   0.50
Weighted average number of common
  shares outstanding, in
  thousands.......................     99,032      97,989        98,435       97,454     96,747
Weighted average number of common
  shares and dilutive potential
  common shares outstanding, in
  thousands.......................    108,647     107,622       107,960      107,115    106,149
SELECTED OPERATING DATA:
Number of stores open at end of
  period..........................      1,565       1,335         1,507        1,285      1,059
Total gross square footage, in
  thousands.......................      8,097       6,349         7,638        6,051      4,793
Net sales growth..................       26.7%       25.5%         25.9%        26.7%      27.3%
Comparable store net sales
  increase........................        3.0%        4.6%          5.0%         6.5%       6.9%
Net sales per store...............   $    212    $    204    $      939   $      902   $    851
Net sales per square foot.........   $     42    $     42    $      196   $      200   $    198

                                            AS OF
                                        MARCH 31, 2000
                                    ----------------------
BALANCE SHEET DATA:
Working capital...................                $240,732
Total assets......................                 603,318
Total debt........................                 112,380
Shareholders' equity..............                 335,630

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE SPECIFIC RISK FACTORS LISTED BELOW TOGETHER WITH ALL OTHER INFORMATION INCLUDED OR INCORPORATED IN THIS PROSPECTUS BEFORE YOU DECIDE TO INVEST IN OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS MATERIALIZE, THEN OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR PROSPECTS COULD BE ADVERSELY AFFECTED. IF THAT OCCURS, THE MARKET PRICE OF OUR COMMON STOCK COULD FALL, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

THE FAILURE TO MEET OUR AGGRESSIVE EXPANSION GOALS OR SUCCESSFULLY MANAGE OUR GROWTH MAY HARM OUR NET SALES GROWTH AND PROFITABILITY

    If we do not significantly increase the number of our stores and the capacity of our store support systems in a profitable, timely and efficient manner, our net sales growth and profitability may be harmed. As a single price point retailer, we cannot increase our sales price. Therefore, we rely heavily on new and larger stores to increase sales and profitability. We expect to add 225 to 235 stores during 2000 and 260 to 280 stores during 2001. Managing our growth has become more complex because we are now operating over 1,630 stores in 35 states from coast to coast. We may not anticipate all the challenges that our expanding operations will impose on our systems and personnel. This may result in our inability to achieve our targets for opening new stores and expanding profitably. Our continued growth will depend on a number of factors, including whether we can:

    - supply an increasing number of stores with the proper mix and volume of merchandise;

    - successfully add and operate larger stores, with which we have less experience;

    - hire, train and retain an increasing number of qualified employees, including associates, managers and executives, at affordable rates of compensation;

    - locate, lease, build out and open stores in suitable locations on a timely basis and on favorable economic terms;

    - expand into new geographic markets, where we have limited or no experience;

    - expand within our established geographic markets, where new stores may draw sales away from our existing stores; and

    - build, expand and upgrade distribution centers and internal store support systems in an efficient, timely and economical manner.

OUR PROFITABILITY IS ESPECIALLY VULNERABLE TO FUTURE INCREASES IN OPERATING AND MERCHANDISE COSTS

    Future increases in labor, shipping, merchandise and other operating costs may reduce our profitability. As a fixed price retailer, we cannot raise the price of our merchandise to offset cost increases. Instead, we attempt to offset a cost increase in one area by finding cost savings or operating efficiencies in another. Inflation and adverse economic changes in the United States, where we both buy and sell merchandise, and in China and other parts of Asia, where we buy a large portion of our merchandise, may reduce our profitability. Past increases in the minimum wage, trans-Pacific shipping rates and fuel costs have materially increased our expenses. In 2000, we believe that oceanic shipping rate increases will add $2.0 to $3.0 million to our shipping costs, and recent fuel cost increases will add another $1.0 to $1.2 million to our domestic freight expense. In 1998, the $0.90 per hour increase in the minimum wage implemented in 1996 and 1997 added approximately $5.0 million to our payroll cost, excluding the effect this increase had on the Dollar Express, Only $One and 98 Cent Clearance Center operations. The U.S. Senate and House of

Representatives have recently passed two versions of a minimum wage bill that increase the hourly wage by $1.00. If the minimum wage were to increase by $1.00, we believe that, unless we realize offsetting cost reductions, selling, general and administrative expenses aggregating our annual operating expenses would increase by approximately 2.0% to 2.5%.

WE EXPECT THAT THE DOLLAR EXPRESS MERGER WILL REDUCE OUR NET INCOME PER COMMON SHARE IN 2000

    We expect that the Dollar Express merger will reduce our net income per common share in 2000 and anticipate that the related merger costs will be approximately $4.4 million. In the second quarter of 2000, we expensed approximately $629,000 for the early repayment of Dollar Express's debt. We also expect to incur an additional $1.0 to $1.5 million of selling, general and administrative expenses in the second and third quarters of 2000, resulting from our decision to replace some of Dollar Express's computer equipment and pay severance and bonuses to some of Dollar Express's employees. Moreover, we may experience delays, unexpected costs and other difficulties in integrating with Dollar Express. The Dollar Express merger requires the integration of Dollar Express's purchasing department, store operations, shipping and receiving operations and real estate leasing functions with those of Dollar Tree. Full integration of the two organizations will require considerable time and effort on the part of Dollar Tree's management, reducing the time they can devote to our other operations. To realize the economic benefits we hope to achieve from the merger, we must decrease the cost of Dollar Express's merchandise, identify and eliminate redundant operating costs and increase its net sales. We may experience delays in, or be unable to achieve, our expected cost reductions and net sales increases, which could result in the merger further diluting our net income per common share in 2000.

UNFORESEEN DISRUPTIONS OR COSTS IN OPERATING AND EXPANDING OUR RECEIVING AND DISTRIBUTION SYSTEMS MAY HARM OUR SALES AND PROFITABILITY

    Our future success will depend on our ability to obtain merchandise from suppliers and ship it to our stores in a timely and cost-effective manner. We may not anticipate, respond to or control all the challenges of operating and expanding our receiving and distribution systems. Some of the factors that could have an adverse effect on our shipping and receiving systems or costs are:

    - EXPANSION, REPLACEMENT AND ADDITION OF DISTRIBUTION CENTERS. There is little excess capacity in our current distribution system. Our rapid growth, including the recent Dollar Express merger, places significant pressure on this critical function. We estimate that our distribution system currently has the capacity to support net sales of $1.8 billion per year, and our net sales during the twelve-month period ending June 30, 2000 were $1.5 billion. We currently operate distribution centers in Chesapeake, Virginia; Olive Branch, Mississippi; Chicago, Illinois; Stockton, California; and Philadelphia, Pennsylvania. We plan to open a distribution center in Savannah, Georgia in the first quarter of 2001 and a new distribution center in the Northeast in early 2002. We must expand or replace existing distribution centers and build new ones on a tight time schedule or we will not meet our aggressive growth plans.

    - CONTINUING COSTS ASSOCIATED WITH REPLACED DISTRIBUTION CENTERS. In 1998, we replaced our Memphis, Tennessee distribution center with our fully automated distribution center located in Mississippi. In January 2000, we replaced our Sacramento, California distribution center with our new facility located in Stockton. We will remain liable for rent and pass-through costs under the Memphis lease until September 2005 and the Sacramento lease until June 2008. We have subleased the Memphis center through March 2002. We are responsible for annual rent and pass-through costs of $745,000 for the Memphis facility and $585,000 for the Sacramento facility. We have accrued net charges of $1.7 million in selling, general and administrative expenses for the remaining rent and pass-through costs related to the closed

      Memphis and Sacramento facilities. The lease for our existing distribution center in Philadelphia does not expire until December 31, 2002, and we anticipate replacing this facility with a new facility in the Northeast in early 2002. We are responsible for annual rent and pass-through costs of $525,000 for the Philadelphia facility.

    - SHIPPING. Our oceanic shipping schedules may be disrupted or delayed from time to time. We have experienced shipping rate increases over the last several years imposed by the trans-Pacific shipping cartel.

    - VULNERABILITY TO NATURAL OR MAN-MADE DISASTERS. A fire, explosion, hurricane, tornado, flood, earthquake or other disaster at any of our distribution facilities could result in a significant disruption in our distribution system, particularly because there is little excess capacity in our existing system. The facilities in California and Mississippi are especially vulnerable to earthquakes. The facilities in Mississippi, Virginia and Georgia are especially vulnerable to hurricanes.

    - LABOR DISAGREEMENT. Labor disagreements or disruptions may result in delays in the delivery of merchandise to our stores and increased costs.

AN INCREASE IN THE COST OR A DISRUPTION IN THE FLOW OF OUR IMPORTED GOODS MAY SIGNIFICANTLY DECREASE OUR SALES AND PROFITS

    We rely heavily on imported goods to sell in our stores. Merchandise imported directly from overseas manufacturers and agents accounts for approximately 40% to 45% of our total purchases at retail. In addition, we believe that a small portion of our goods purchased from domestic vendors is imported. China is the source of a substantial majority of our imports. Imported goods are generally less expensive than domestic goods and contribute significantly to our favorable profit margins. A disruption in the flow of our imported merchandise or an increase in the cost of those goods may significantly decrease our sales and profits.

    If Chinese or other imported merchandise becomes more expensive or unavailable, the transition to alternative sources may not occur in time to meet our demands. Products from alternative sources may also be of lesser quality and more expensive than those we currently import. Risks associated with our reliance on imported goods include:

    - disruptions in the flow of imported goods because of factors, such as:

       - raw material shortages, work stoppages, strikes and political unrest;

       - problems with oceanic shipping, including shipping container shortages;

       - economic crises and international disputes, such as China's claims to sovereignty over Taiwan; and

    - increases in the cost of purchasing or shipping foreign merchandise, resulting from:

       - failure of the United States to maintain normal trade relations with China;

       - import duties, import quotas and other trade sanctions; and

       - increases in shipping rates imposed by the trans-Pacific shipping cartel.

    Chinese goods imported into the United States currently enjoy favorable duties because the United States grants China normal trade relations. China's favorable trade status is reviewed on an annual basis and is currently extended through July 2, 2001, subject to Congressional veto before September 2000. Although the U.S. House of Representatives approved a bill on May 24, 2000 extending normal trade relations to China on a permanent basis, there continues to be significant political opposition to this proposal. Passage of permanent normal trade relations still requires the approval of the U.S. Senate, and any discrepancies with the House bill must clear a conference committee and a second round of votes in Congress. A deterioration in trade relations with China could significantly increase the cost of our goods. For example, administration officials testified in June 1999 that ending normal trade relations with China would raise tariffs on Chinese products from their current overall trade-weighted average of 4% to an estimated 44%. Even if normal trade relations with China become permanent, the United States could impose punitive trade sanctions on Chinese goods for a variety of reasons. Although no punitive import duties are currently imposed, the United States Trade Representative has in the past threatened retaliatory sanctions equaling as much as 100% of the cost of some Chinese goods.

DIFFICULTIES EXPERIENCED IN OBTAINING SUFFICIENT QUANTITIES OF LOW-COST MERCHANDISE MAY CAUSE OUR SALES AND PROFITS TO SUFFER

    Our future success depends on our ability to buy larger quantities of quality merchandise at low prices. Because we sell our merchandise at a fixed price, it would be difficult to maintain our gross profit margins if the cost of our merchandise increases. Disruptions in the availability of quality, low-cost merchandise in sufficient quantities to maintain our growth may reduce our sales and profits. Quality, low-cost merchandise may not be available in the future, or it may not be available in the quantities necessary for our expansion. We do not have significant long-term or continuing contracts for the purchase of merchandise, and we compete with other retailers and wholesalers for new buying opportunities from both our existing suppliers and new sources. We could have difficulty obtaining low-cost merchandise because we sometimes buy merchandise from manufacturers having standard sales policies that a dollar retailer cannot satisfy. For example, a policy may require us to sell a product at a retail price above $1.00, advertise, or comply with some other restriction that is inconsistent with our method of operation.

OUR OPERATING RESULTS COULD FLUCTUATE SIGNIFICANTLY AND CAUSE OUR STOCK PRICE TO FALL

    We expect to experience fluctuations in our quarterly and annual operating results, which may cause the price of our stock to fall. We experience a disproportionately large amount of our net sales and net income during the Christmas and Easter seasons. In anticipation of these holidays, we purchase substantial amounts of seasonal inventory and hire a significant number of temporary employees. If for any reason our net sales were below seasonal norms, our operating results would suffer. We continually change our mix of seasonal merchandise, non-seasonal merchandise and consumable products. As a result, our comparable store net sales and gross profit margins fluctuate from quarter to quarter. Our quarterly and annual results of operations, including comparable store net sales and income, also fluctuate for a variety of other reasons, including:

    - changes in the date on which Easter is observed each year and the length of the Easter and Christmas selling seasons;

    - the timing of new store openings;

    - the net sales contributed by new and expanded stores;

    - difficulties in obtaining sufficient quantities of merchandise from our suppliers;

    - disruptions in or adjustments to our shipping and receiving schedules;

    - competition; and

    - economic and weather conditions.

    We believe that future comparable store net sales increases, if any, will be lower than those experienced in the past. In any quarter, comparable store net sales may be lower than our annual average.

INCREASED COMPETITION IN THE FUTURE MAY REDUCE OUR SALES AND PROFITS

    The retail industry is highly competitive and we expect competition to increase in the future. Increased competition may reduce our sales and profits. Our competitors include mass merchandisers such as Wal-Mart, variety and discount stores such as Dollar General, closeout stores such as Odd Lots and Big Lots and, to a lesser extent, other fixed price retailers. We expect that our expansion plans, as well as the expansion plans of other fixed price retailers such as 99 Cents Only Stores based in Southern California, will increasingly bring us into direct competition. Moreover, there are no significant economic barriers to other companies becoming fixed price retailers.

THE SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK THAT ARE ELIGIBLE FOR PUBLIC SALE MAY CAUSE OUR STOCK PRICE TO FALL

    There are relatively few restrictions on the resale of our common stock, and a large number of shares of common stock are eligible for public sale. Sales of substantial amounts of these shares in the public market, or the perception that such sales could occur, could cause the market price for our common stock to fall. Significant sources of future public sales of our common stock, in addition to shares held by the general public, include:

    - OPTION SHARES. As of July 10, 2000, there were outstanding options under our stock option plans for the purchase of up to approximately 11.4 million shares. About 2.5 million of these option shares have vested and could be purchased. Substantially all of the shares issuable under our stock options have been registered under the Securities Act, and the vast majority of these shares are freely tradable without restriction.

    - RESTRICTED SHARES. As of July 10, 2000, approximately 27.8 million shares of our common stock were held by persons who acquired them through private transactions that were not registered under the Securities Act. Approximately 2.7 million restricted shares issued in our May 2000 merger with Dollar Express have been registered for ongoing resale. Some of the selling shareholders own warrants to purchase approximately 8.4 million shares of our common stock. This offering includes approximately
      4.9 million shares to be issued upon exercise of these warrants. Any remaining warrants can be exercised at any time for shares that could be resold into the public market.

    The holders of our restricted shares, including warrant shares, can generally require that we register their shares for resale, subject to specified limitations. Even when shares are not registered for resale, the rules of the Securities and Exchange Commission permit the holder of common stock who has held shares for one year to sell the stock into the public market subject in some cases to volume and other limitations and allow a person who has held shares for two years to sell without limitation.

OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES TO INVESTORS IN OUR COMMON STOCK

    The trading price of our common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to a variety of internal and external factors. These factors include:

    - the state of U.S. trade and political relations with China;

    - the inflation rate, interest rates, shipping rates, increases in the minimum wage and general economic conditions;

    - quarterly variations in our operating results;

    - sale of our option shares and restricted shares into the public market;

    - announcements by competitors; and

    - changes in financial estimates by securities analysts.

    Shareholders may not be able to resell their common stock at or above the public offering price as a result of a possible decline in price after this offering. Moreover, the stock market has experienced significant price and volume fluctuations over the past several years that have often been unrelated or disproportionate to the operating performance of particular companies. The trading prices of many companies' stocks, including ours, are at or near historical highs. These trading prices may not be sustained.

OUR ARTICLES OF INCORPORATION AND BYLAWS COULD DELAY OR DISCOURAGE A TAKEOVER ATTEMPT

    Our articles of incorporation and bylaws contain provisions that may delay or discourage a takeover attempt that a shareholder might consider in his best interest, including takeover attempts that might result in a premium being paid on shares of our common stock. These provisions, among other things:

    - classify our board of directors into three classes, each of which serves for different three-year periods;

    - provide that only the board of directors, chairman or president may call special meetings of the shareholders;

    - establish certain advance notice procedures for nominations of candidates for election as directors and for shareholder proposals to be considered at shareholders' meetings;

    - require a vote of the holders of more than two-thirds of the shares entitled to vote in order to remove a director or amend the foregoing and certain other provisions of the articles of incorporation and bylaws; and

    - permit the board of directors, without further action of the shareholders, to issue and fix the terms of preferred stock, which may have rights senior to those of the common stock.

                    WARNING ABOUT FORWARD-LOOKING STATEMENTS

    This prospectus and the documents referred to in this prospectus contain "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which typically use words such as believe, anticipate, expect, intend, plan or estimate, address future events, developments or results. For example, our forward-looking statements include statements regarding:

    - our anticipated comparable store net sales;

    - our growth plans, including our plans to open, add, expand or relocate stores;

    - the integration of Dollar Express into our business, the effect of Dollar Express on our operating results and expenses related to the Dollar Express merger;

    - the effect of future inflation and other economic changes on our expense and profitability, including the future effect of changes in oceanic shipping rates, freight costs, fuel costs, minimum wage rates and wage costs;

    - our cash needs, including funding of planned capital expenditures and working capital requirements and our ability to fund those cash flow needs;

    - the effects of, and the cost of improvements in, our inventory supply chain processes;

    - the future reliability and cost of our sources of supply, particularly China;

    - the capacity, performance and cost of our existing and planned distribution centers, including opening and expansion schedules; and

    - our expectations regarding competition.

    For a discussion of the risks, uncertainties, and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors" beginning on page 6 of this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" starting on page 16 and "Business" beginning on page 27. In light of these risks, uncertainties and assumptions, the future events, developments or results described by our forward-looking statements in this prospectus or in the documents referred to in this prospectus could turn out to be materially different from those we discuss or imply. We have no obligation to publicly update or revise our forward-looking statements after the date on the front cover of this prospectus and you should not expect us to do so.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of common stock by the selling shareholders in this offering.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been traded on the Nasdaq National Market under the symbol "DLTR" since our initial public offering on March 6, 1995. The following table gives the high and low sales prices of our common stock as reported by the Nasdaq National Market for the periods indicated, restated to reflect 3-for-2 stock splits effected as stock dividends in June 1998 and June 2000.

                                                               HIGH       LOW
                                                             --------   --------
1998:
First Quarter..............................................   $24.06     $15.33
Second Quarter.............................................    27.94      22.28
Third Quarter..............................................    33.00      18.58
Fourth Quarter.............................................    32.50      15.83

1999:
First Quarter..............................................   $32.83     $20.50
Second Quarter.............................................    29.33      19.17
Third Quarter..............................................    31.00      21.67
Fourth Quarter.............................................    34.83      23.00

2000:
First Quarter..............................................   $36.33     $20.83
Second Quarter.............................................    43.21      31.00
Third Quarter (through July 11, 2000)......................    48.25      38.56

    On July 11, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $47.63 per share. As of July 10, 2000, we had approximately 471 shareholders of record.

                                DIVIDEND POLICY

    We anticipate that all of our income in the foreseeable future will be retained for the development and expansion of our business and the repayment of indebtedness. We do not anticipate paying cash dividends on our common stock in the foreseeable future. In addition, our credit facilities contain financial covenants that restrict our ability to pay cash dividends.

                            SELECTED FINANCIAL DATA
(Dollars in thousands, except per share data and net sales per square foot data)

    The following table presents a summary of our selected financial data for the three-month periods ended March 31, 2000 and 1999 and the last five calendar years. The selected income statement and balance sheet data for the years ended December 31, 1999, 1998 and 1997 have been derived from our supplemental consolidated financial statements that have been audited by KPMG LLP, independent certified public accountants, incorporated in this prospectus by reference to our Form 8-K filed on July 12, 2000. The selected income statement and balance sheet data for the three-month periods ended March 31, 2000 and 1999 and the years ended December 31, 1996 and 1995 have been derived from our unaudited consolidated financial statements which have been prepared on the same basis as the audited consolidated financial statements. The interim financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial data shown. The results of operations for the three-month period ended March 31, 2000 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2000. As required by pooling-of-interests accounting, the financial information and operating data of Dollar Tree Stores and our past merger partners, Dollar Express, Only $One and 98 Cent Clearance Center, have been combined and restated as of the beginning of the earliest period presented.

    For 1999, operating income was reduced by $1,050, and net income was reduced by $792, for charges related to the Only $One merger. For 1998, operating income was reduced by $5,325, and net income was reduced by $4,201, for charges related to the 98 Cent Clearance Center merger.

    Dollar Express and Only $One were treated as S-corporations for federal and state income tax purposes through February 4, 1999 and June 29, 1999, respectively. As a result, their income was taxable to their shareholders through those dates. Accordingly, our pro forma income statement data reflect the pro forma increase in our C-corporation federal and state income tax expense which would have occurred had these companies been taxed as C-corporations for the entire periods presented.

    In our merger with Dollar Express in May 2000, the outstanding preferred stock of Dollar Express was converted to common stock. Pro forma diluted net income per common share would have been $0.96 for the year ended December 31, 1999 if the conversion of preferred stock had taken place on February 5, 1999, the date when the preferred stock was originally issued. This calculation gives effect to an adjustment that increases net income available to common shareholders by $7,409 to eliminate the charge for accrued preferred stock dividends and accretion of preferred stock and warrants for the year ended December 31, 1999. In addition, if the conversion had taken place on February 5, 1999, the weighted average number of common shares and potential dilutive common shares outstanding would have increased by 2,795,000 shares for the year ended December 31, 1999.

    On January 31, 1996, we bought all the outstanding stock of a corporation owning 136 Dollar Bills stores in an acquisition accounted for as a purchase. As a result, the financial data presented below include the financial data of Dollar Bills since the date of acquisition.

    Comparable store net sales compare net sales for stores open throughout each of the two periods being compared. Net sales per store and net sales per square foot are calculated for stores open throughout the period presented.

                                             THREE MONTHS
                                            ENDED MARCH 31,                        YEAR ENDED DECEMBER 31,
                                         ---------------------   -----------------------------------------------------------
                                           2000        1999         1999         1998        1997        1996        1995
                                         ---------   ---------   ----------   ----------   ---------   ---------   ---------
INCOME STATEMENT DATA:
Net sales.............................   $327,111    $258,091    $1,351,820   $1,073,886   $847,830    $665,802    $439,090
Cost of sales.........................    213,538     168,391       854,124      681,387    551,926     435,446     289,951
Merger related costs..................         --          --           443        1,301         --          --          --
                                         --------    --------    ----------   ----------   --------    --------    --------
Gross profit..........................    113,573      89,700       497,253      391,198    295,904     230,356     149,139
Selling, general and administrative
  expenses:
  Operating expenses..................     81,661      62,517       290,241      234,197    189,060     148,785     100,197
  Merger related expenses.............         --          --           607        4,024         --          --          --
  Depreciation and amortization.......      8,693       6,732        30,809       22,463     16,017      12,607       7,173
                                         --------    --------    ----------   ----------   --------    --------    --------
      Total...........................     90,354      69,249       321,657      260,684    205,077     161,392     107,370
                                         --------    --------    ----------   ----------   --------    --------    --------
Operating income......................     23,219      20,451       175,596      130,514     90,827      68,964      41,769
Interest income.......................      1,778         416         1,743          604        145         119          67
Interest expense......................     (2,278)     (1,280)       (7,429)      (5,217)    (3,831)     (5,868)     (3,220)
                                         --------    --------    ----------   ----------   --------    --------    --------
Income before income taxes............     22,719      19,587       169,910      125,901     87,141      63,215      38,616
Provision for income taxes............      8,767       5,241        63,333       44,583     31,323      22,284      13,400
                                         --------    --------    ----------   ----------   --------    --------    --------
Net income............................     13,952      14,346       106,577       81,318     55,818      40,931      25,216
Preferred stock dividends and
  accretion...........................      1,076         440         7,027           --         --          --          --
                                         --------    --------    ----------   ----------   --------    --------    --------
Net income available to common
  shareholders........................   $ 12,876    $ 13,906    $   99,550   $   81,318   $ 55,818    $ 40,931    $ 25,216
                                         ========    ========    ==========   ==========   ========    ========    ========
PRO FORMA INCOME STATEMENT DATA:
Net income available to common
  shareholders........................   $ 12,876    $ 13,906    $   99,550   $   81,318   $ 55,818    $ 40,931    $ 25,216
Adjustment for C-corporation income
  taxes...............................         --         234           505        4,804      2,279       2,163       1,200
                                         --------    --------    ----------   ----------   --------    --------    --------
Pro forma net income available to
  common shareholders.................   $ 12,876    $ 13,672    $   99,045   $   76,514   $ 53,539    $ 38,768    $ 24,016
                                         ========    ========    ==========   ==========   ========    ========    ========
Pro forma basic net income per common
  share...............................   $   0.13    $   0.14    $     1.01   $     0.79   $   0.55    $   0.41    $   0.26
Pro forma diluted net income per
  common share........................   $   0.12    $   0.13    $     0.92   $     0.71   $   0.50    $   0.37    $   0.24
Weighted average number of common
  shares outstanding, in thousands....     99,032      97,989        98,435       97,454     96,747      94,830      92,688
Weighted average number of common
  shares and dilutive potential common
  shares outstanding, in thousands....    108,647     107,622       107,960      107,115    106,149     103,919     101,138

SELECTED OPERATING DATA:
Number of stores open at
  end of period.......................      1,565       1,335         1,507        1,285      1,059         888         632
Total gross square footage,
  in thousands........................      8,097       6,349         7,638        6,051      4,793       3,810       2,480
Net sales growth......................       26.7%       25.5%         25.9%        26.7%      27.3%       51.6%       26.9%
Comparable store net sales increase...        3.0%        4.6%          5.0%         6.5%       6.9%        5.9%        6.2%
Net sales per store...................   $    212    $    204    $      939   $      902   $    851    $    784    $    734
Net sales per square foot.............   $     42    $     42    $      196   $      200   $    198    $    200    $    192

                                                                                     AS OF DECEMBER 31,
                                            AS OF MARCH 31,      -----------------------------------------------------------
                                                 2000               1999         1998        1997        1996        1995
                                         ---------------------   ----------   ----------   ---------   ---------   ---------
BALANCE SHEET DATA:
Working capital.......................   $      240,732          $  225,833   $  124,758   $ 70,521    $ 32,518    $ 37,010
Total assets..........................          603,318             611,233      436,768    328,282     217,370     124,764
Total debt............................          112,380             108,773       53,759     42,622      13,059      19,866
Mandatorily redeemable preferred
  stock...............................          36,247               35,171           --         --          --          --
Shareholders' equity..................          335,630             316,238      262,575    173,290     116,651      51,579

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

KEY EVENTS

    Several key events have had or are expected to have a significant effect on our results of operations. You should keep in mind that:

    - In May 2000, we merged with Dollar Express and issued or reserved 9,000,000 shares of our common stock in exchange for Dollar Express's outstanding stock and options. Dollar Express operated 132 stores primarily in the Mid-Atlantic region.

    - In January 2000, we signed a contract to enter into an operating lease for a new 600,000 square foot distribution center, which is being constructed in Savannah, Georgia. We plan to be operating this facility by the end of the first quarter of 2001.

    - Also in January 2000, we opened a new 317,000 square foot distribution center in Stockton, California, which replaced our Sacramento, California facility.

    - In June 1999, we merged with Only $One, issuing 752,400 shares of our common stock in exchange for Only $One's outstanding stock. Only $One operated 24 stores in central and upstate New York.

    - In January 1999, we opened a new 425,000 square foot distribution center in Olive Branch, Mississippi, which replaced our Memphis, Tennessee facility.

    - In December 1998, we merged with 98 Cent Clearance Center. We reserved or issued approximately 3,228,000 shares of our common stock in exchange for 98 Cent Clearance Center's outstanding stock and options. 98 Cent Clearance Center operated 66 stores in northern and central California and Nevada.

    - In January 1996, we purchased a corporation owning 136 Dollar Bills stores for $54.6 million in cash and inventory.

    We accounted for the Dollar Express, Only $One and 98 Cent Clearance Center mergers as poolings of interests. As a result, all financial and operational data and discussion in this prospectus assume that Dollar Express, Only $One and 98 Cent Clearance Center had each been a part of Dollar Tree throughout all periods discussed. For each period presented, the outstanding Dollar Express, Only $One and 98 Cent Clearance Center shares of stock have been converted into Dollar Tree shares based on the exchange ratios used in each merger.

RESULTS OF OPERATIONS

    Our net sales derive from the sale of merchandise. Two major factors tend to affect our net sales trends. First is our success at opening new stores or adding new stores through mergers or acquisitions. Second, sales at our existing stores change from one year to the next. We refer to this as a change in comparable store net sales, because we compare only those stores which are open throughout both of the periods being compared. We include expanded or relocated stores in the calculation of comparable store net sales.

    Most retailers can increase the price of their merchandise in order to increase their comparable store net sales. As a fixed price retailer, we do not have the ability to raise our prices. Generally, our comparable store net sales will increase only if we sell more merchandise. In 1999, we increased the price point in the sixty-six 98 Cent Clearance Center stores from $0.98 to $1.00. This had only a minor impact on our comparable store net sales. We believe that future comparable store net sales increases, if any, will be lower than those we have experienced in the past.

    We anticipate that our future sales growth will come mostly from new store openings. We plan to expand by 225 to 235 stores in 2000 and 260 to 280 stores in 2001. We also expect our average store size to increase in 2000 and 2001, which we believe will result in a decrease in our net sales per square foot.

    Increases in expenses could negatively impact our operating results because we cannot pass on increased expenses to our customers by increasing our merchandise price. Consequently, our future success depends in large part on our ability to control our costs.

    The following table expresses items from our income statement as a percentage of net sales:

                                             THREE MONTHS
                                            ENDED MARCH 31,           YEAR ENDED DECEMBER 31,
                                         ---------------------   ---------------------------------
                                           2000        1999        1999        1998        1997
                                         ---------   ---------   ---------   ---------   ---------
Net sales..............................    100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales..........................     65.3        65.2        63.2        63.5        65.1
Merger related costs...................       --          --         0.0         0.1          --
                                           -----       -----       -----       -----       -----
Gross profit...........................     34.7        34.8        36.8        36.4        34.9
Selling, general and administrative
  expenses:
    Operating expenses.................     25.0        24.2        21.5        21.8        22.3
    Merger related expenses............       --          --         0.0         0.4          --
    Depreciation and amortization......      2.6         2.6         2.3         2.0         1.9
                                           -----       -----       -----       -----       -----
      Total............................     27.6        26.8        23.8        24.2        24.2
                                           -----       -----       -----       -----       -----
Operating income.......................      7.1         8.0        13.0        12.2        10.7
Interest income........................      0.5         0.1         0.1         0.1          --
Interest expense.......................     (0.7)       (0.5)       (0.5)       (0.6)       (0.4)
                                           -----       -----       -----       -----       -----
Income before income taxes.............      6.9         7.6        12.6        11.7        10.3
Provision for income taxes.............      2.6         2.0         4.7         4.1         3.7
                                           -----       -----       -----       -----       -----
Net income.............................      4.3%        5.6%        7.9%        7.6%        6.6%
                                           =====       =====       =====       =====       =====

    THE THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1999

    NET SALES. Net sales increased 26.7% to $327.1 million for the first quarter of 2000 from $258.1 million for the first quarter of 1999. We attribute this $69.0 million increase in net sales to two factors:

    - Approximately 89% of the increase came from stores opened in 1999 and the first quarter of 2000, which are not included in our comparable stores net sales calculation.

    - Approximately 11% of the increase came from comparable store net sales growth. Comparable store net sales increased 3.0% for the first quarter of 2000.

We believe comparable store net sales increased because:

    - We expanded and relocated stores.

    - We improved the mix of our merchandise and offered a wider variety of consumable products.

These factors were partially offset by the observation of Easter on April 23 in 2000 as compared to April 4 in 1999. Unlike 2000, operating results in the first quarter of 1999 reflect the positive effects of almost the entire Easter selling season.

    During the first quarter of 2000, we added 59 new stores and closed one store, compared to 51 new stores opened and one store closed in the first quarter of 1999. Consistent with 1999, we continue to open a number of larger stores ranging from approximately 7,000 to 12,000 gross square feet and increase the number of store expansions. During the first quarter of 2000, we added 6.0% to our total gross square footage, compared to an increase in total gross square footage of 4.9% for the same period last year. We expect to increase our total gross square footage by approximately 25% to 27% in 2000 and approximately 23% to 25% in 2001. We anticipate that future net sales growth will come mostly from square footage growth related to new store openings and expansion of existing stores.

    GROSS PROFIT. Gross profit increased by $23.9 million in the first quarter of 2000 compared to the same period in 1999, an increase of 26.6%. Our gross profit expressed as a percentage of net sales is called our gross profit margin. Our gross profit margin decreased 0.1% to 34.7% in the first quarter of 2000 compared to the first quarter of 1999. Our merchandise costs expressed as a percentage of net sales increased slightly in the first quarter of 2000 compared to the same period in 1999 because of higher freight costs attributable to the increase in trans-Pacific shipping rates imposed in May 1999 and the increase in domestic fuel costs. We expect freight costs expressed as a percentage of net sales to continue to increase through the third quarter of 2000 as compared to corresponding periods in 1999. The increase in freight costs was partially offset by a decrease in occupancy costs and markdowns expressed as a percentage of net sales.

    In 2000, we intend to buy more consumable products, such as food and household chemicals, to meet customer demand and supply our larger store format. Consumable products are generally domestically produced and carry a higher cost than imports. We expect that the changing merchandise mix will result in a slight reduction in gross profit margin in 2000.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses, excluding depreciation and amortization, increased by $19.1 million in the first quarter of 2000 compared to the same period of 1999, an increase of 30.6%. Expressed as a percentage of net sales, selling, general and administrative expenses, excluding depreciation and amortization, was 25.0% for the three months ended March 31, 2000 compared to 24.2% for the three months ended March 31, 1999. The increase was primarily due to an increase in payroll costs as a percentage of sales in the Dollar Express stores. We also expect to incur an additional $1.0 to $1.5 million of expenses in the second and third quarters of 2000, resulting from our decision to replace some of Dollar Express's computer equipment and pay severance and bonuses to some of Dollar Express's employees. These additional costs will be recorded in selling, general and administrative expenses as incurred. Depreciation and amortization increased by $2.0 million, but remained constant as a percentage of net sales at 2.6%, for the three months ended March 31, 2000 compared to the three months ended
March 31, 1999.

    OPERATING INCOME. Our operating income increased by $2.8 million during the first quarter of 2000 compared to the first quarter of 1999, an increase of 13.5%. As a percentage of net sales, operating income decreased to 7.1% in the first quarter of 2000 compared to 8.0% during the same period of 1999. This decrease was caused by the increase in selling, general and administrative expenses and the decrease in gross profit margin discussed above.

    INTEREST INCOME AND EXPENSE. Interest income increased to $1.8 million in the first quarter of 2000 from $416,000 in the first quarter of 1999. This increase resulted from higher levels of cash and cash equivalents throughout the three months ended March 31, 2000 compared with the three months ended
March 31, 1999. Interest expense increased to $2.3 million in the first quarter of 2000 from $1.3 million in the first quarter of 1999. This increase primarily related to our capital lease obligations for the sale-leaseback transaction entered into in the third quarter of 1999.

    INCOME TAXES. Our effective tax rate increased to 38.6% for the first quarter of 2000 from 26.8% for the first quarter of 1999. This rate increased because of the $2.2 million deferred tax benefit recorded in connection with Dollar Express's conversion from an S- to C-corporation for income tax purposes on February 5, 1999.

    1999 COMPARED TO 1998

    NET SALES. Net sales increased 25.9% to $1,351.8 million for 1999 from $1,073.9 million for 1998. We attribute this $277.9 million increase in net sales to two factors:

    - Approximately 82% of the increase came from stores opened in 1999 and 1998, which are not included in our comparable store net sales calculation.

    - Approximately 18% of the increase came from comparable store net sales growth. Comparable store net sales increased 5.0% during 1999.

We believe comparable store net sales increased because:

    - We improved the mix of our merchandise, with a slightly higher emphasis on consumable products.

    - Throughout 1999, we changed the merchandise mix at the 98 Cent Clearance Center stores to more closely resemble the mix at our existing Dollar Tree stores.

    - We expanded and relocated stores.

    - Customers purchased a higher average number of items per visit, and we had more customer visits.

    We opened 227 new stores and closed five stores during 1999, compared to 234 new stores opened and eight stores closed the previous year. The new 1999 stores include four that we acquired from a small dollar store operator. We added 26.2% to our total square footage in each of 1999 and 1998.

    GROSS PROFIT. Gross profit increased $106.1 million or 27.1% in 1999 as compared to our gross profit in 1998. Our gross profit margin increased to 36.8% in 1999 from 36.4% in 1998. Particular changes affecting our gross profit margin in 1999 included:

    - We believe our buying power with merchandise vendors increased because of our increased sales, which in turn lowered our overall merchandise costs expressed as a percentage of net sales.

    - Our distribution costs were lower as a percentage of net sales due to efficiencies at our Chesapeake and Olive Branch distribution centers.

    - We experienced higher freight costs because of the increase in the trans-Pacific shipping rates which took effect in May 1999. Excluding the effect on Dollar Express, we estimate that the impact of these higher shipping rates on our business was approximately $5.0 million in 1999.

    - In 1999, we purchased a slightly higher percentage of imports, which generally cost less than domestic products, and these goods improved our gross profit margin for the year.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $61.0 million, or 23.4%, in 1999 compared to 1998. As a percentage of net sales, selling, general and administrative expenses decreased to 23.8% in 1999 compared to 24.2% in 1998. Excluding expenses related to the 98 Cent Clearance Center merger in 1998, selling, general and administrative expenses remained constant as a percentage of net sales at 23.8% in both 1999 and 1998. Expressed as a percentage of net sales, depreciation and amortization increased to 2.3% in 1999 from 2.0% in 1998, a total increase of $8.3 million. This percentage increase mainly resulted from depreciation related to the Olive Branch distribution facility.

    During 1999, we recorded a $1.3 million charge in selling, general and administrative expenses for remaining payments on our closed Sacramento distribution facility. During 1998, we recorded a $1.1 million charge in selling, general and administrative expenses for remaining lease and other payments on our closed Memphis distribution facility. When we were able to sublease the Memphis facility in April 1999 for a portion of the remaining lease term, we reduced the accrual by approximately $700,000.

    OPERATING INCOME. Our operating income increased $45.1 million, or 34.5%, in 1999 as compared to 1998. As a percentage of net sales, operating income increased to 13.0% in 1999 compared to 12.2% in 1998. Excluding merger related items, operating income increased to $176.6 million in 1999 from $135.8 million in 1998 and increased as a percentage of net sales to 13.0% from 12.7%. These increases were attributable to our improved gross profit margin discussed above.

    INTEREST INCOME AND EXPENSE.  Interest income increased $1.1 million to
$1.7 million in 1999 from $600,000 in 1998. The increase resulted from higher levels of cash and cash equivalents in 1999 compared to 1998. Interest expense increased $2.2 million to $7.4 million in 1999 from $5.2 million in 1998. The increase resulted from the term loan entered into by Dollar Express in February 1999 and accretion of the common stock put warrants of Dollar Express to redemption value. The common stock put warrants were terminated in connection with the consummation of the merger with Dollar Express.

    INCOME TAXES. Our effective tax rate increased to 37.3% for the year ended December 31, 1999 from 35.4% for the year ended December 31, 1998 because Dollar Express was not subject to corporate-level income taxes before its conversion from an S- to C-corporation on February 5, 1999. This increase was partially offset by the $2.2 million deferred tax benefit recorded in connection with its conversion from an S- to C-corporation for income tax purposes.

    1998 COMPARED TO 1997

    NET SALES. Net sales increased 26.7% to $1,073.9 million for 1998 from $847.8 million for 1997. We attribute this $226.1 million increase in net sales to two factors:

    - Approximately 79% of the increase came from stores opened in 1998 and 1997, which are not included in our comparable store net sales calculation.

    - Approximately 21% of the increase came from comparable store net sales growth. Comparable store net sales increased 6.5% during 1998. This comparable store net sales calculation includes sales at 98 Cent Clearance Center stores for the 11-month periods ended December 31, 1998 and December 31, 1997.

We believe comparable store net sales increased because:

    - During 1998, we stocked consumable products more consistently.

    - Customers purchased a higher average number of items per visit, and we had more customer visits.

    - The number of days in the Easter selling season increased because Easter was observed on April 12 in 1998 as compared to March 30 in 1997.

    - We continued to improve the quality and variety of merchandise offered in our stores.

    We opened 234 new stores and closed eight stores during 1998, compared to 176 new stores opened and five stores closed the previous year. We acquired nine of the new stores in 1998 from two dollar store operators.

    GROSS PROFIT. Gross profit increased $95.3 million, or 32.2%, in 1998 as compared to 1997. Our gross profit margin increased to 36.4% in 1998 from 34.9% in 1997. Excluding merger related costs otherwise included in cost of sales, primarily related to merchandise markdowns, the gross profit margin increased to 36.5%. This increase occurred mainly because:

    - We believe our buying power with merchandise vendors increased because of our increased sales, which in turn lowered our overall merchandise costs expressed as a percentage of net sales. Favorable foreign currency rates had a minor effect on the lower cost of our imported goods.

    - We imported a higher percentage of goods. Imported goods generally cost less than domestic products, and these goods improved our gross profit margin for the year.

    - We experienced lower occupancy costs expressed as a percentage of net sales because occupancy costs tend to be mostly fixed.

    In May 1998, trans-Pacific freight charges increased by $300 per container. Excluding the effects on Dollar Express, the higher charges, which applied only to imported goods, added approximately $700,000 to our freight costs in 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 27.1% in 1998 as compared to 1997, a total increase of $55.6 million. As a percentage of net sales, selling, general and administrative expenses remained constant at 24.2%. Excluding expenses relating to the 98 Cent Clearance Center merger, selling, general and administrative expenses decreased as a percentage of net sales to 23.8% in 1998 from 24.2% in 1997. This decrease was attributable to spreading these generally fixed costs across our increased comparable store net sales. Depreciation and amortization increased $6.4 million to 2.0% as a percentage of net sales in 1998, as compared to 1.9% in 1997. This percentage increase was primarily attributable to the depreciation of our Chesapeake Store Support Center.

    OPERATING INCOME. Our operating income increased $39.7 million in 1998 as compared to 1997, an increase of 43.7%. As a percentage of net sales, operating income increased to 12.2% in 1998 from 10.7% in 1997. Excluding merger related items, operating income increased to $135.8 million in 1998 from $90.8 million in 1997 and increased as a percentage of net sales to 12.7% from 10.7%. These increases were attributable to our improved gross profit margin and the decrease in our selling, general and administrative expenses as a percentage of net sales discussed above.

    INTEREST INCOME AND EXPENSE. Interest income increased to $600,000 in 1998 from $100,000 in 1997. This increase was primarily a result of higher levels of cash and cash equivalents in the fourth quarter of 1998 compared to 1997. Interest expense increased to $5.2 million in 1998 from $3.8 million in 1997. This increase was primarily a result of higher levels of debt incurred to finance two new facilities.

LIQUIDITY AND CAPITAL RESOURCES

    OVERVIEW

    Our business requires capital to open new stores and operate existing stores. Our working capital requirements for existing stores are seasonal and usually reach their peak in the months of September and October. Historically, we have satisfied our seasonal working capital requirements for existing stores and funded our store expansion program from internally generated funds and borrowings under our credit facilities.

    The following table compares certain cash-related information for the three months ended March 31, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997:

                                                    THREE MONTHS                  YEAR ENDED
                                                   ENDED MARCH 31,               DECEMBER 31,
                                                ---------------------   ------------------------------
                                                  2000        1999        1999       1998       1997
                                                ---------   ---------   --------   --------   --------
                                                                    (IN MILLIONS)
Net cash provided by (used in):
  Operating activities........................   ($87.0)     ($50.9)     $128.6     $ 85.5     $ 76.0
  Investing activities........................    (18.0)      (11.3)      (55.2)     (57.0)     (63.3)
  Financing activities........................      7.1         2.1        23.5        7.3       27.2

    In addition to opening, expanding and relocating stores, which generally accounted for the majority of our cash used in investing activities, we also used cash to meet the following needs:

    - $17.9 million for the construction of the Olive Branch distribution center in 1998 and another $1.4 million for the construction of that project in 1999; and

    - $30.0 million for the construction of the Chesapeake Store Support Center in 1997.

    Net cash provided by financing activities reflects cash which came from sources other than normal operations. During 1999, we made $60.9 million of S-corporation distributions to the former owners of Dollar Express and Only $One. In each period presented, we obtained cash from the exercise of stock options and the following sources:

    - $32.2 million from Dollar Express's issuance of preferred stock, net of offering expenses, in February 1999;

    - $20.0 million from the issuance of long-term debt in 1999;

    - $21.6 million from the sale and leaseback of some of our retail store leasehold improvements in 1999;

    - $2.5 million in 1999 and $16.5 million in 1998 from the issuance of callable bonds related to the construction of the Olive Branch facility; and

    - $30.0 million from the issuance of senior notes in 1997.

    At March 31, 2000, our borrowings under our bank facilities, senior notes and bonds were $81.5 million and we had an additional $142.5 million available under our two bank facilities. Of the amount available, approximately
$35.8 million was committed to letters of credit issued for the routine purchase of imported merchandise.

    FUNDING REQUIREMENTS

    We expect to expand by approximately 225 to 235 stores during 2000 and 260 to 280 stores in 2001. In 1999, the average investment per new store, including capital expenditures, initial inventory and pre-opening costs, was approximately $221,000. Of our new stores in 1999, 54 were larger than 7,000 gross square feet. Average investment for these larger stores was approximately $320,000 per store. We expect our cash needs for opening new stores in 2000, including approximately 105 to 115 of the larger format stores, to total approximately $58.0 million. We have budgeted $36.5 million for capital expenditures and $21.5 million for initial inventory and pre-opening costs. Our total planned capital expenditures for 2000 are approximately $89.6 million, including planned expenditures for expanded and relocated stores, additional equipment for the distribution centers, computer system upgrades, expanding the Store Support Center in Chesapeake and remodeling and upgrading the Only $One stores. We believe that we can adequately fund our planned capital expenditures and working capital requirements for the next few years from net cash provided by operations and borrowings under our credit facility.

    BANK CREDIT FACILITIES. During September 1996, we entered into an amended and restated credit agreement with our banks, which currently provides for a $135.0 million unsecured revolving credit facility to be used for working capital, letters of credit and development needs, bearing interest at the agent bank's prime rate or LIBOR plus a spread, at our option. As of March 31, 2000, the interest rate was approximately 6.6%. The credit agreement, among other things, requires the maintenance of specified ratios, restricts the payments of cash dividends and other distributions, and limits the amount of debt we can incur. The facility terminates on May 31, 2002. Dollar Express's former credit facility was paid in full after the consummation of the merger on May 5, 2000.

    OPERATING LEASE AGREEMENTS. During the third quarter of 2000, we plan to enter into an operating lease agreement of approximately $40 million for a new distribution center in the Northeast. In January 2000, we entered into a $35.0 million operating lease agreement to finance the construction of a new distribution center in Savannah, Georgia. In June 1999, we entered into an $18.0 million operating lease agreement for a new distribution center in Stockton, California. Under these agreements, the lessor is required to purchase the property, pay for the construction costs and lease the facility to us.

    SALE-LEASEBACK TRANSACTION. In September 1999, we sold some retail store leasehold improvements to an unrelated third party and leased them back for seven years. We have an option to repurchase the leasehold improvements at the end of the fifth and seventh years at amounts approximating their fair market values at the time the option is exercised. The transaction is treated as a financing arrangement for financial accounting purposes. The total amount of the lease obligation is $29.0 million. We are required to make monthly lease payments of $438,000 in the first five years and $638,000 in the sixth and seventh years. As a result of the transaction, we received net cash of $20.9 million and an $8.1 million 11.0% note receivable which matures in September 2006.

    REVENUE BOND FINANCING. In May 1998, we entered into an agreement with the Mississippi Business Finance Corporation under which it issued $19.0 million of variable rate demand revenue bonds. We borrowed the proceeds from the bonds to finance the acquisition, construction and installation of land, buildings, machinery and equipment for our new distribution facility in Olive Branch, Mississippi. At March 31, 2000, the balance outstanding on the bonds was $19.0 million. We begin repayment of the principal amount of the bonds in June 2006, with a portion maturing each June 1 until the final portion matures in June 2018. The bonds do not have a prepayment penalty as long as the interest rate remains variable. The bonds contain a demand provision and, therefore, outstanding amounts are classified as current liabilities. We pay interest monthly based on a variable interest rate which was 6.4% at March 31, 2000. The bonds are secured by a $19.3 million letter of credit issued by one of our existing lending banks. The letter of credit is renewable annually. The letter of credit and reimbursement agreement require that we maintain specified financial ratios and restrict our ability to pay cash dividends.

    In April 1999, we entered into an interest rate swap agreement that converts the demand revenue bonds to a fixed rate and reduces our exposure to changes in interest rates. Under this agreement, as amended, we pay interest to the bank which provided the swap at a fixed rate of 4.99%. In exchange, the bank pays us at a variable interest rate, which is similar to the rate on the demand revenue bonds and was 5.9% at March 31, 2000. A maximum variable interest rate was set, such that no payments are made by either party under the swap for monthly periods with an established interest rate greater than 8.28%. The variable interest rate on the interest rate swap is set monthly. The swap expires
April 1, 2009, but it may be canceled by us or the bank and settled for the fair value of the swap as determined by market rates.

    DEBT SECURITIES. In April 1997, we issued $30.0 million of 7.29% unsecured senior notes. We used the proceeds to pay down a portion of the revolving credit facility, which enabled us to use that credit facility to fund capital expenditures for the Chesapeake corporate headquarters and distribution center. We pay interest on the notes semiannually on April 30 and October 30 each year and will pay principal in five equal annual installments of $6.0 million, which began April 30, 2000. The note holders have the right to require us to prepay the notes in full without premium upon a change of control or upon specified asset dispositions or other transactions we may make. The note agreements prohibit specified mergers and consolidations in which our company is not the surviving company, require that we maintain specified financial ratios, require that the notes rank on par with other debt and limit the amount of debt we can incur. In the event of default or a prepayment at our option, we must pay a penalty to the note holder.

SEASONALITY AND QUARTERLY FLUCTUATIONS

    We experience seasonal fluctuations in our net sales, comparable store net sales, operating income and net income and expect this trend to continue.

    The following table sets forth some items from our unaudited income statements for the quarter ended March 31, 2000 and each quarter of 1999 and 1998. The unaudited information has been prepared on the same basis as the audited consolidated financial statements incorporated herein by reference and includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of results for any future period. Although we have historically experienced significant increases in comparable store net sales, we expect that any future increases will be smaller than those experienced historically.

    For the quarter ended June 30, 1999, due to the Only $One merger, gross profit was reduced by $443,000 of merger related costs, and operating income was reduced by these costs and $607,000 of merger related expenses. These items reduced net income by $792,000.

    For the quarter ended December 31, 1998, due to the 98 Cent Clearance Center merger, gross profit was reduced by $1.3 million of merger related costs, and operating income was reduced by these costs and $4.0 million of merger related expenses. These items reduced net income by $4.2 million.

    Easter will be observed on April 15, 2001 and was observed on April 23, 2000, April 4, 1999, April 12, 1998 and March 30, 1997.

                                             QUARTER ENDED
                             ---------------------------------------------
                             MAR. 31,    DEC. 31,    SEPT. 30,   JUNE 30,
                               2000        1999        1999        1999
                             ---------   ---------   ---------   ---------
                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................  $327,111    $506,713    $298,868    $288,148
Gross profit...............   113,573     196,915     107,322     103,316
Operating income...........    23,219     100,992      27,920      26,233
Pro forma net income
  available to common
  shareholders.............    12,876      58,935      12,083      14,355
Pro forma diluted net
  income per common
  share....................  $   0.12    $   0.54    $   0.11    $   0.13
Stores open at end of
  period...................     1,565       1,507       1,461       1,403
Comparable store net sales
  increases................       3.0%        7.5%        4.9%        1.7%

                                                   QUARTER ENDED
                             ---------------------------------------------------------
                             MAR. 31,    DEC. 31,    SEPT. 30,   JUNE 30,    MAR. 31,
                               1999        1998        1998        1998        1998
                             ---------   ---------   ---------   ---------   ---------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales..................  $258,091    $392,465    $237,852    $237,928    $205,641
Gross profit...............    89,700     151,730      85,944      81,652      71,872
Operating income...........    20,451      70,885      23,019      22,146      14,464
Pro forma net income
  available to common
  shareholders.............    13,672      41,991      13,190      12,937       8,396
Pro forma diluted net
  income per common
  share....................  $   0.13    $   0.39    $   0.12    $   0.12    $   0.08
Stores open at end of
  period...................     1,335       1,285       1,241       1,163       1,100
Comparable store net sales
  increases................       4.6%        5.2%        5.3%       12.3%        4.6%

INFLATION AND OTHER ECONOMIC FACTORS

    Our ability to provide quality merchandise at a fixed price and on a profitable basis is subject to economic factors that we cannot control, including inflation in shipping rates, wage rates and other operating costs.

    SHIPPING COSTS. In May 1998, the trans-Pacific shipping cartel imposed a freight increase of $300 per container on United States imports from Asia. In May 1999, the cartel imposed a further increase of $900 per container for shipments from Asia to the West Coast of the United States and $1,000 for shipments to the East Coast, with a $300 per container surcharge during the peak shipping season from June 1 through November 30. We believe the higher rates will increase our shipping costs by approximately $2.0 to $3.0 million in 2000, primarily in the first three quarters. Increased fuel costs in 2000 also increased the cost of domestic freight. If fuel costs remain at current levels, we believe our domestic freight expense will increase by $1.0 to $1.2 million in 2000.

    MINIMUM WAGE. Although our average hourly rate is significantly higher than the federal minimum wage, an increase in the mandated minimum wage could have a significant impact on our payroll costs. The federally mandated minimum wage increased by $0.50 per hour on October 1, 1996 and by an additional $0.40 per hour on September 1, 1997. These changes increased payroll costs by approximately $5.0 million in 1998, excluding the impact this increase had on the 98 Cent Clearance Center, Only $One and Dollar Express stores. In
February 2000, the United States Senate approved a proposal increasing the federal minimum wage by $1.00 per hour over three years. In March 2000, the House of Representatives approved a proposal increasing the federal minimum wage by $1.00 per hour over two years. Differences between the two bills must be settled before a final bill is sent to the President for his approval. If the minimum wage were to increase by $1.00 per hour, we believe that, unless we realize offsetting cost reductions, our annual operating expenses would increase by approximately 2.0% to 2.5%.

    LEASES FOR REPLACED DISTRIBUTION CENTERS. We are liable for rent and pass-through costs under leases for our former distribution center in Memphis through September 2005, our former distribution center in Sacramento through June 2008 and our current distribution center in Philadelphia through December 2002. Annual rent and pass-through costs are approximately $745,000 for the Memphis facility, $585,000 for the Sacramento facility and $525,000 for the Philadelphia facility. We subleased the Memphis facility through March 2002, but the Sacramento facility has not been subleased. We have recorded charges for the Memphis and Sacramento leases considering current market conditions and probable sublease income at each location.

    Unless offsetting cost savings are realized, adverse economic factors, including inflation in operating costs, could harm our financial condition and results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by Statement of Financial Accounting Standards No. 138, establishes accounting standards for derivative instruments and hedging activities and requires the recognition of all derivatives as either assets or liabilities in the statement of financial position at their fair value. This statement goes into effect on January 1, 2001. We do not expect that the implementation of this pronouncement will have a material impact on our financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to various types of market risk in the normal course of our business, including the impact of interest rate changes and foreign currency rate fluctuations. We have the option of entering into interest rate swaps to manage exposure to interest rate changes, and we may employ other risk management strategies, including the use of foreign currency forward contracts. We do not enter into derivative instruments for any purpose other than cash flow hedging purposes. We do not hold derivatives for trading purposes.

    INTEREST RATE RISK. We have financial instruments that are subject to interest rate risk, consisting of debt obligations issued at variable and fixed rates. Based on amounts outstanding on our fixed rate debt obligations at March 31, 2000, we do not consider our exposure to interest rate risk to be material.

    We use variable rate debt to finance our operations and capital improvements. In particular, we have issued variable rate long-term revenue bonds. This obligation exposes us to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense also decreases. We believe it is beneficial to limit the variability of our interest payments.

    To meet this objective, we entered into a derivative instrument in the form of an interest rate swap to manage fluctuations in cash flows resulting from changes in the interest rates on the variable rate bonds. The interest rate swap reduces the interest rate exposure on this variable rate debt. Under the interest rate swap, we pay the bank at a fixed rate of 4.99% and receive variable interest at a rate approximating the variable rate on the bonds, thereby creating the economic equivalent of fixed rate bonds. No payments are made by either party under the swap for monthly periods in which the variable interest rate is greater than 8.28%. As a result, we will not experience a negative cash flow or income statement impact on the bonds unless the variable interest rate increases to greater than 8.28%. The variable rate under the swap was 5.9% for the month of March 2000.

    We assess interest rate risk by continually identifying and monitoring our interest rate exposure.

    FOREIGN CURRENCY RISK. Although we purchase most of our imported goods with U.S. dollars, we are subject to foreign currency exchange rate risk relating to payments to suppliers in Italian lire. When favorable exchange rates exist, we may hedge foreign currency commitments of future payments by purchasing foreign currency forward contracts. On March 31, 2000, we had no contracts outstanding. Approximately 1% of our purchases are contracted in Italian lire, and the market risk exposure relating to currency exchange rate fluctuations is not material.

                                    BUSINESS

    Dollar Tree Stores was started in 1986 by Macon Brock, our President and Chief Executive Officer, Doug Perry, our Chairman, and Ray Compton, our Executive Vice President. We are the leading operator of discount variety stores offering merchandise at the fixed price of $1.00. We believe the variety and quality of products we sell for $1.00 set us apart from our competitors. In each of the last two years, we added over 220 stores. As of June 30, 2000, we operated 1,634 stores in 35 states:

    - 1,316 are our traditional dollar stores, generally ranging from 3,500 to 6,000 gross square feet;

    - 293 are larger dollar stores, generally ranging from 7,000 to 12,000 gross square feet; and

    - 25 are multi-price point card and gift stores, generally ranging from 3,000 to 5,000 gross square feet.

BUSINESS STRATEGY

    VALUE OFFERING. We strive to exceed our customers' expectations of the variety and quality of products that can be purchased for $1.00. We believe that many of the items we sell for $1.00 are typically sold for higher prices elsewhere. We purchase a portion of our products directly from foreign manufacturers, allowing us to pass on additional value to the customer. In addition, direct relationships with both domestic and foreign manufacturers permit us to select a broad product range, customize packaging and frequently obtain larger product sizes and higher package quantities.

    CHANGING MERCHANDISE MIX. We supplement our wide assortment of quality everyday core merchandise and consumable products with a changing mix of new and exciting products, including seasonal goods, such as Easter gifts, summer toys and Halloween and Christmas decorations. We also take advantage of the availability of lower-priced, private-label and regional brand goods, which we believe are comparable to national name brands. We continually change the mix of seasonal merchandise, non-seasonal merchandise, and consumable products to add variety and freshness to our merchandise offerings.

    CONVENIENT, HIGHLY VISIBLE STORE LOCATIONS. We locate our stores to be convenient to customers. We prefer opening new stores in strip shopping centers anchored by strong mass merchandisers such as Wal-Mart, Kmart and Target, whose target customers we believe to be similar to ours. We also open stores in neighborhood centers anchored by large grocery retailers. We believe that our stores' bright lighting and curb appeal attract new and repeat customers and enhance our image as both a destination and impulse store.

    STRONG AND CONSISTENT STORE-LEVEL ECONOMICS. Our stores have been successful in major metropolitan areas, mid-sized cities and small towns. Since 1994, all stores opened under the Dollar Tree name have been profitable, producing store-level operating income within the first full year of operation. Approximately 90% of our stores open throughout 1999 had store level operating margins exceeding 15%. Stores whose first full year of operation was 1999 had an average store-level operating income of approximately $198,000, or approximately 22% of their net sales.

    COST CONTROL. Given our fixed $1.00 price structure, we must monitor expenses, inventory levels and operating margins to be successful. We closely manage both retail inventory shrinkage and retail markdowns of inventory, limiting each to not more than 2.5% of annual net sales in each year from 1995 through 1999. As part of our effort to control expenses, we generally do not advertise or accept credit and debit cards. In the past five calendar years, excluding merger related items, we have maintained our gross profit margins in the 34.0% to 36.8% range and increased our operating income margin from 9.5% in 1995 to 13.0% in 1999.

GROWTH STRATEGY

    The primary factors contributing to our net sales growth have been new store openings, comparable store net sales increases and mergers and acquisitions. From 1995 to 1999, net sales increased at a compound annual growth rate of 32.5% and operating income, excluding merger related items, increased at a compound annual growth rate of 43.4%. We expect that future sales growth will come primarily from new store openings and, to a lesser degree, from comparable store net sales increases, including those attributable to expanded and relocated stores. We anticipate expanding by approximately 225 to 235 stores in 2000 and 260 to 280 in 2001. While a portion of our store openings in 2000 and 2001 are planned to occur in the western United States, our store openings continue to be concentrated within our existing eastern markets to take advantage of market opportunities, distribution efficiencies and field management efficiencies in that geographic area. We also plan to enter selected new geographic markets.

    We plan to increase our store expansion and relocation program to increase sales per store and take advantage of market opportunities. In 1999, we expanded or relocated 63 stores. In each of 2000 and 2001, we plan to expand or relocate approximately 100 stores. We target stores for expansion and relocation based on the current sales per square foot and changes in market opportunities.

    In the past five years, we have completed three large mergers, one large acquisition and a number of smaller acquisitions, adding a total of 371 stores. Our acquisition strategy has been to target companies with a similar single price point concept that have shown success in operations or provide a strategic advantage. We look for opportunities to improve the acquired company by using our expertise in merchandise procurement, logistics, management information systems and growth management. Reviewing the operating strategies of acquired companies has also enabled us to improve our own operations. Although we do not have any current plans regarding potential acquisitions, we will continue to evaluate opportunities in our retail sector as they become available.

    During the past five years, we believe we have made appropriate investments while containing costs and improving operating margins. We will make future investments to improve our supply chain and decision making processes in an effort to improve our performance.

SITE SELECTION AND STORE SIZE

    We maintain a disciplined, cost-sensitive approach to store site selection, favoring strip shopping centers and selected enclosed malls. Since 1995, we have opened stores primarily in strip shopping centers. These stores typically require lower initial capital investments and generate higher operating margins than mall stores. Our stores have been successful in metropolitan areas, mid-sized cities and small towns. We believe that our stores have a relatively small shopping radius, which allows us to concentrate multiple stores in a single market profitably. Our ability to open new stores is dependent upon, among other factors, locating suitable sites and negotiating favorable lease terms.

    We operate stores primarily ranging from 3,500 to 6,000 gross square feet. We are concentrating on opening larger stores, generally ranging from 7,000 to 12,000 gross square feet. Approximately 18% of our store base as of June 30, 2000, is greater than 7,000 gross square feet per store. We expect to open 105 to 115 of these larger stores during 2000 and 170 to 180 of these larger stores during 2001. The range of our store size allows us to target a particular location with the store size that best suits that market. We view the development of these larger stores as a continuation of our core business.

    We currently lease our existing stores and expect this policy to continue as we expand. Our leases typically provide for a short initial lease term and give us the option to extend. We believe that this leasing strategy enhances our flexibility to pursue various expansion and relocation opportunities resulting from changing market conditions.

    As current leases expire, we believe that we will be able either to obtain lease renewals, if desired, for present store locations, or to obtain leases for equivalent or better locations in the same general area. To date, we have not experienced difficulty in either renewing leases for existing locations or securing leases for suitable locations for new stores. Many of our leases contain provisions with which we do not comply, including provisions requiring us to advertise or insure store property, prohibiting us from operating another store within a specified radius and restricting the sale of leasehold improvements. We believe that the violation of these provisions will not have a material adverse effect on our business or financial position because we generally maintain good relations with our landlords and are a valued tenant. Most of our leases are at market rents, and we have historically been able to secure leases for suitable locations.

MERCHANDISING AND STORE FORMAT

    MERCHANDISE MIX. Our stores offer a wide selection of core and changing products within traditional variety store categories, including housewares, candy and food, seasonal goods, health and beauty care, toys, party goods, gifts, stationery and other consumer items. The actual items and brands offered at any one time will vary. We have a core selection of consumable products such as household chemicals, paper and plastics, candy and food, and health and beauty care products which we target to have in stock at our stores continuously. These products are generally available year-round in our distribution facilities for stores to reorder as needed. Our larger stores carry a greater variety and quantity of consumable products than our smaller stores, particularly food, household chemicals and health and beauty care products.

    We sell seasonal and impulse items and selected closeout merchandise to add variety and freshness to our core products and create an exciting shopping experience. Examples of seasonal goods include Easter gifts, summer toys and Halloween and Christmas decorations. We pursue name-brand closeout merchandise to supplement our merchandise mix. In 1999, closeout merchandise represented less than 15% of our purchases. We also sell private label and regional brand goods which we believe are comparable in quality but priced lower than similar goods with national name brands. Almost all of our goods are sold at retail, although a very small portion is sold to wholesalers.

    PURCHASING. We believe that our substantial buying power at the $1.00 price point contributes to our successful purchasing strategy. At the same time, we establish disciplined, targeted merchandise margin goals. We purchase merchandise from manufacturers, trading companies and brokers. No vendor accounted for more than 10% of total merchandise purchased in any of the last five years or the three months ending March 31, 2000. We frequently use new vendors to offer competitive, yet varied, product selection and high value. We buy products on an order-by-order basis and have no long-term purchase contracts or other assurances of continued product supply or guaranteed product cost.

    Our purchasing strategy balances imported merchandise and domestic products. We believe imported merchandise and domestic products each currently account for approximately one-half of our purchases. Our domestic products include name-brand merchandise from manufacturers like Hershey's and Proctor & Gamble and a variety of consumable products, housewares and paper and plastic goods. Our domestic purchasing program has evolved over the past few years to include direct relationships with major manufacturers such as Colgate and Unilever. Merchandise imported directly from overseas manufacturers and agents accounts for approximately 40% to 45% of total purchases at retail. In addition, we believe that a small portion of the goods we purchase from domestic vendors is imported. While we do not expect to increase imports significantly as a percentage of our merchandise, our future success depends on the continuing availability of imported merchandise at favorable costs.

    VISUAL MERCHANDISING. The presentation and display of merchandise in our stores is critical to communicating value and excitement to our customers. Our stores are attractively designed and create an inviting atmosphere for shoppers by using bright lighting, vibrant colors, uniform decorative signs, carpeting and background music. Our merchandise fixtures include gondola shelving, slat walls, bins, and adjustable gift displays, allowing us the flexibility to rearrange merchandise to feature seasonal products. Some of these fixtures have been specifically designed for us, such as a customized shelf display promoting our polyresin and porcelain gift products. Our field merchandising group, including regional merchandise managers and store display coordinators, maintains a consistent visual presentation of merchandise throughout our stores. We believe that our approach to visual merchandising results in high store traffic, high sales volume and an environment which encourages impulse purchases. We rely on attractive exterior signs and in-store merchandising for our advertising. We generally do not use other forms of advertising, except when promoting the opening of a new store.

    During 1999, we converted our 98 Cent Clearance Center stores to more closely resemble existing Dollar Tree stores, including changing each store name to Dollar Tree. During the first quarter of 2000, we converted most of the 24 Only $One stores added in 1999. These conversions included installing new checkouts and display fixtures and improving store layouts and merchandise displays at all Only $One stores and changing the name from Only $One to Dollar Tree at select stores. During 2000 and through the second quarter of 2001, we expect to upgrade some of the Dollar Express stores by installing new checkouts, adding display fixtures and improving store layouts and merchandise displays. We currently plan to continue to operate these stores under the Dollar Express name.

MERCHANDISE RECEIVING AND DISTRIBUTION

    Merchandise receiving and distribution are managed centrally from our corporate headquarters, located on the same site as our Chesapeake, Virginia distribution center. Maintaining a strong receiving and distribution system is critical to our expansion and ability to maintain a low cost operating structure.

    Substantially all of our inventory is shipped or picked up directly from suppliers and delivered to our distribution centers, where the inventory is processed and then distributed to our stores. The majority of our inventory is delivered to the stores by contract carriers. We also make deliveries to some of our stores using our fleet of trucks. Most stores receive weekly shipments of merchandise from distribution centers based on their anticipated inventory requirements for that week. We also make more frequent deliveries to some stores, including most Dollar Express stores. Many of our Dollar Tree stores require more frequent deliveries during the busy Christmas season.

    The following table includes information about the distribution centers that we currently operate. We believe our operational distribution centers can support a total of approximately $1.8 billion in annual retail sales.

                                   DISTRIBUTION CENTERS
                                   --------------------
                                                                                SIZE IN
LOCATION                          OWN/LEASE           LEASE EXPIRES           SQUARE FEET
--------                         -----------          -------------           ------------
Chesapeake, Virginia...........  Own         N/A                                400,000

Olive Branch, Mississippi......  Own         N/A                                425,000

Chicago, Illinois area.........              June 2005, with options to
                                 Lease       renew                              250,000

Stockton, California...........  Lease       June 2004                          317,000

Philadelphia, Pennsylvania.....  Lease       December 2002                      200,000

In addition, during the past several years we have used off-site facilities to accommodate large quantities of seasonal merchandise.

    The Philadelphia distribution center is situated near our 83,000 square foot office and warehouse facility, the lease for which expires in April 2001.

    We have leased a 600,000 square foot distribution center being constructed in Savannah, Georgia and expect to lease a 600,000 square foot distribution center to be constructed in the Northeast. We believe these facilities, along with our existing distribution centers, will support annual sales up to $2.9 billion. We expect the Savannah distribution center to be operational in the first quarter of 2001, and its lease expires in January 2005 with options to renew. We expect the Northeast distribution center to be operational in early 2002.

    The Chesapeake and Olive Branch distribution centers contain, and the Savannah and Northeast distribution centers will contain, advanced materials handling technologies, including an automated conveyor and sorting system, radio-frequency inventory tracking equipment and specialized information systems. The Chicago, Stockton and Philadelphia distribution centers are not automated, but the Stockton distribution center is designed to allow for future automation.

INVENTORY SUPPLY CHAIN

    To support our business goals, we evaluated our inventory supply chain processes to identify potential improvements. As a result, we initiated a supply chain management project that encompasses four major components:

    - planning for our merchandise purchasing;

    - purchasing core merchandise and allocating the shipment of that merchandise throughout our distribution and retail network;

    - obtaining current and detailed sales information from a group of representative stores using a point-of-sale system; and

    - improving our ability to keep select merchandise in stock.

We believe the implementation of this project will improve the efficiency of our supply chain management, improve our merchandise flow and help control costs.

    Within the next year, we expect to implement new supply chain systems and test our new point-of-sale equipment in approximately ten stores. In 2001, we expect to begin installing point-of-sale registers in up to 500 of our stores. We expect that the point-of-sale data will allow us to track sales by merchandise category and geographic region and assist our planning for future purchases of inventory. Our supply chain management project is expected to cost approximately $23.0 to $26.0 million over the next two years.

TRADEMARKS

    We are the owners of federal service mark registrations for "Dollar Tree," the "Dollar Tree" logo, "1 Dollar Tree" together with the related design, and "One Price...One Dollar." A small number of our stores operate under the name "Only One Dollar," for which we have not obtained a service mark registration. We also own a concurrent use registration for "Dollar Bill$" and the related logo. During 1997, we acquired the rights to use trade names previously owned by Everything's A Dollar, a former competitor in the $1.00 price point industry. Several trade names were included in the purchase, including the marks "Everything's $1.00 We Mean Everything," "Everything's $1.00," the registration of which is pending, and "The Dollar Store." With the acquisition of the Only $One stores in 1999, we became the owner of additional federal service mark registrations, including "Only One $1," and the stylized "Only $One," together with the related design. We also occasionally market products under various private labels but these brand names are not material to our operations. With the acquisition of Dollar Express, we became the owner of the service marks "Dollar Express" and "Dollar Expres$."

EMPLOYEES

    We employed approximately 6,000 full-time and 11,000 part-time associates on June 30, 2000. The number of part-time associates fluctuates depending on seasonal needs. None of our associates are represented by a labor union except the truck drivers for the Philadelphia distribution center. Our other associates in the Philadelphia distribution center are not represented by a union. The Teamsters have attempted to organize our associates at our Chesapeake, Chicago and Philadelphia distribution centers on several occasions, and we expect their efforts to continue. We consider our relationship with our associates to be good, and we have not experienced significant interruptions of operations due to labor disagreements.

LEGAL PROCEEDINGS

    We are defendants in ordinary routine litigation and proceedings incidental to our business. From time to time, the Consumer Products Safety Commission requires us to recall products. We are currently in the process of recalling one product. On several occasions, products we sold have been alleged to cause injuries, but there are no pending or threatened injury claims. Some products we sold have also been alleged to infringe the intellectual property rights of others. We are currently defending a claim by a party who has alleged that products we sold violated its intellectual property rights. We do not believe that any of these matters are individually or in the aggregate material to us.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL

    The following table sets forth certain information with respect to our directors, executive officers and certain key personnel:

DIRECTORS AND EXECUTIVE OFFICERS             AGE                          OFFICE
--------------------------------           --------                       ------
Macon F. Brock, Jr.......................     58      President and Chief Executive Officer; Director
J. Douglas Perry.........................     52      Chairman of the Board; Director
H. Ray Compton...........................     57      Executive Vice President; Director
John F. Megrue...........................     42      Vice Chairman of the Board; Director
Frederick C. Coble.......................     39      Senior Vice President, Chief Financial Officer
Bob Sasser...............................     48      Chief Operating Officer
Frank Doczi..............................     62      Director
Richard G. Lesser........................     65      Director
Thomas A. Saunders, III..................     64      Director
Alan L. Wurtzel..........................     66      Director

CERTAIN KEY PERSONNEL

K. Bryan Bagwell.........................     40      Senior Vice President, Merchandise
Thomas J. Bowyer.........................     41      Senior Vice President, Sales and Operations
G. Zeb Holt..............................     51      Senior Vice President, Administration
Stephen W. White.........................     45      Senior Vice President, Logistics
James E. Fothergill......................     48      Vice President, Human Resources
Robert G. Gurnee.........................     40      Vice President, Real Estate
Darcel L. Stephan........................     43      Vice President, Information Systems

DIRECTORS AND EXECUTIVE OFFICERS

    MACON F. BROCK, JR. has been our Chief Executive Officer since 1993 and a Director and President since 1986 when he founded Dollar Tree with Mr. Perry and Mr. Compton. He also serves on the Board of Directors for First Union National Bank of Virginia / Maryland / Washington, D.C. Mr. Brock directs the overall operations of Dollar Tree, which include purchasing, merchandising, logistics, distribution and store operations.

    J. DOUGLAS PERRY has been a Director and Chairman of the Board since 1986 when he founded Dollar Tree with Mr. Brock and Mr. Compton. Mr. Perry retired as an employee and officer of the company as of March 1, 1999. However, he continues his active role as Chairman and Director. He also serves on the Board of Directors of Old Dominion Trust Company.

    H. RAY COMPTON has been a Director and Executive Vice President since 1986 when he founded Dollar Tree with Mr. Perry and Mr. Brock. From 1986 until
April 1998, he served as Chief Financial Officer. In 1999, Mr. Compton reduced his work hours and direct supervisory responsibilities, although he is still very involved in important decisions and special projects. He also serves on the Board of Directors of Hibbett Sporting Goods, Inc.

    JOHN F. MEGRUE has been a Director and Vice Chairman of the Board since September 1993. He also serves as Chairman of the Board and a director of Hibbett Sporting Goods, Inc. and a director of The Children's Place Retail Stores, Inc. Mr. Megrue has been a partner of SKM Partners, L.P. from 1992 to 1998 and a partner of the general partner of SKM Partners, L.P. since 1998. SKM Partners, L.P. serves as the general partner of Saunders Karp & Megrue and The SK Equity Fund.

    FREDERICK C. COBLE became Senior Vice President, Chief Financial Officer in April 1998. He served as Senior Vice President, Finance from January 1997 to March 1998 and as Vice President, Controller from December 1991 through December 1996. From December 1989 through November 1991, Mr. Coble served as Controller. Before joining Dollar Tree in December 1989, Mr. Coble served as Internal Audit Manager with Royster Company, a manufacturing company, and as Audit Manager for KPMG LLP.

    BOB SASSER became Chief Operating Officer in April 1999. From December 1996 to April 1999, Mr. Sasser served as Senior Vice President, Merchandise and Marketing of Roses Stores, Inc. From March 1994 through November 1996, he was Vice President, General Merchandise Manager for Michael's Stores, Inc.

    FRANK DOCZI has been a Director since May 1995. He served as the President and Chief Executive Officer of Home Quarters Warehouse, Inc., a subsidiary of Hechinger Company, from 1988 until 1995. He also served as a member of the Management Committee for the Hechinger Company.

    RICHARD G. LESSER has been a Director since June 1999. Mr. Lesser has been President of The Marmaxx Group, which operates the T.J. Maxx and Marshalls discount retail chains, since 1995, Chief Operating Officer of the TJX Companies, Inc. since 1994 and Executive Vice President of The TJX
Companies, Inc. since 1991. He serves on the Boards of Directors for The TJX Companies, Inc., Reebok International Ltd. and A.C. Moore Arts & Crafts, Inc.

    THOMAS A. SAUNDERS, III, has been a Director since September 1993. He also serves on the Board of Directors of Hibbett Sporting Goods, Inc. Mr. Saunders has been a partner of SKM Partners, L.P. from 1992 to 1998 and a partner of the general partner of SKM Partners, L.P. since 1998. SKM Partners, L.P. serves as the general partner of Saunders Karp & Megrue and The SK Equity Fund.
Mr. Saunders is a Vice President of the Board of Visitors of the Virginia Military Institute. He also served as the Chairman of the Board of Trustees of the University of Virginia's Darden Graduate School of Business Administration. Mr. Saunders is Vice Chairman and a Trustee of The Thomas Jefferson Memorial Foundation (Monticello).

    ALAN L. WURTZEL has been a Director since April 1995. Mr. Wurtzel has served as the Vice Chairman of the Board of Circuit City Stores, Inc. since 1994. From 1986 to 1994, he served as Chairman of the Board of Circuit City and was also its Chief Executive Officer from 1973 to 1986. From December 1986 to
April 1988, he served as President of Operation Independence, a nonprofit organization. Mr. Wurtzel was a director of Office Depot, Inc. from 1989 to 1996.

    Mr. Brock is married to Mr. Perry's sister. There are no additional family relationships among the Directors and executive officers.

OTHER KEY PERSONNEL

    K. BRYAN BAGWELL became Senior Vice President, Merchandise in
November 1998. Mr. Bagwell served as Vice President, Merchandise from September 1993 to November 1998, Merchandise Manager from March 1993 to September 1993 and as a buyer from October 1991 to March 1993.

    THOMAS J. BOWYER became Senior Vice President, Sales and Operations in January 1995. He served as Vice President, Sales and Operations from July 1991 to January 1995 and as Director of Sales and Operations from August 1989 to July 1991.

    G. ZEB HOLT became Senior Vice President, Administration in April 1999. He served as Vice President, Corporate Development from February 1998 to
April 1999. From 1979 until joining Dollar Tree, he was with Signet Banking Corporation and served as Executive Vice President from 1989 to 1997.

    STEPHEN W. WHITE became Senior Vice President, Logistics in August 1999. He served as Vice President, Logistics from December 1995 to August 1999 and as Director of Transportation and Distribution from June 1994 to December 1995. From July 1986 until joining Dollar Tree, he served as Director of Transportation and Distribution Planning for Ames Department Stores.

    JAMES E. FOTHERGILL became Vice President, Human Resources upon joining Dollar Tree in March 2000. Before that he served as Senior Vice President of Human Resources for Grey Advertising from March 1999 to March 2000. From February 1986 to March 1999, he served in various capacities at Caldor Corporation, including Senior Vice President of Human Resources.

    ROBERT G. GURNEE became Vice President, Real Estate in November 1997. He served as Director of Real Estate from July 1995 to November 1997 and as Director of Budgeting and Analysis from January 1994 to July 1995.

    DARCEL L. STEPHAN became Vice President, Information Systems in September 1989. She served as Data Processing Director from February 1987 to September 1989.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table shows the beneficial ownership of our common stock as of July 10, 2000, both before and after giving effect to this offering, together with shares to be sold in the offering by:

    - each of our executive officers and directors, individually and as a group;

    - each other person known to us to own beneficially more than 5% of our outstanding shares; and

    - each other selling shareholder.

    Percentage ownership in the table is based on 102,985,181 shares of common stock outstanding as of July 10, 2000 and assumes the exercise of warrants for the purchase of 4,924,604 of the shares of common stock included in this offering. The underwriters will purchase the warrants from some of the selling shareholders, exercise the warrants and sell the shares obtained upon exercise in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days of July 10, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding the options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

    The address of each of our directors and executive officers is c/o Dollar Tree Stores, Inc., 500 Volvo Parkway, Chesapeake, Virginia 23320.

                                                        BENEFICIAL OWNERSHIP                  BENEFICIAL OWNERSHIP
                                                         BEFORE OFFERING(1)                     AFTER OFFERING(1)
                                                       ----------------------     SHARES      ---------------------
                                                         SHARES      PERCENT    OFFERED(2)      SHARES     PERCENT
                                                       ----------   ---------   -----------   ----------   --------
DIRECTORS AND EXECUTIVE OFFICERS

J. Douglas Perry.....................................   6,108,154(3)    5.8%        --         3,846,422      3.5%

Macon F. Brock, Jr...................................   5,639,872(4)    5.3         --         5,000,024      4.6%

H. Ray Compton.......................................      90,310(5)   *            20,000        70,310     *

John F. Megrue.......................................  10,465,865(6)                --         5,864,202      5.4

Thomas A. Saunders, III..............................  10,612,121(7)    9.9         --         6,017,284      5.6

Alan L. Wurtzel......................................     105,469(8)   *            --           105,469     *

Frank Doczi..........................................     118,969(9)   *            --           118,969     *

Richard G. Lesser....................................      37,969(10)   *           --            37,969     *

Frederick C. Coble...................................     228,076(11)   *           --           228,076     *

Bob Sasser...........................................     120,000(12)   *           --           120,000     *

All current Directors and Named Officers (10
  persons)...........................................  23,078,310     20.8          20,000    15,555,063     13.9

OTHER 5% SHAREHOLDERS

Putnam Investments, Inc..............................  12,399,308(13)   12.0        --        12,399,308     11.5
  One Post Office Square
  Boston, MA 02109

The SK Equity Fund, L.P..............................  10,448,495(14)    9.8     4,594,837     5,853,658      5.4
  262 Harbor Drive
  Stamford, CT 06902

Baron Capital Group, Inc.............................   6,387,336(15)    6.2        --         6,387,336      5.9
  767 Fifth Avenue, 24th Floor
  New York, NY 10153

                                                        BENEFICIAL OWNERSHIP                  BENEFICIAL OWNERSHIP
                                                         BEFORE OFFERING(1)                     AFTER OFFERING(1)
                                                       ----------------------     SHARES      ---------------------
                                                         SHARES      PERCENT    OFFERED(2)      SHARES     PERCENT
                                                       ----------   ---------   -----------   ----------   --------
OTHER SELLING SHAREHOLDERS

Joan P. Brock........................................   2,449,114(16)    2.4%      753,627     1,588,962      1.5%

Patricia W. Perry....................................     564,304(17)   *          383,404       155,900     *

Jean T. Compton......................................     168,022(18)   *          100,000        68,022     *

Joan P. Brock & Robert C. Miller,....................     564,848     *            564,848        --         --
  Trustees of the Brock 1997 Grantor Retained Annuity
  Trust

Joan P. Brock & Robert C. Miller,....................     106,525     *            106,525        --         --
  Trustees of the Brock 1999 Grantor Retained Annuity
  Trust

J. Douglas Perry & Robert C. Miller,.................   1,683,966      1.6       1,683,966        --         --
  Trustees of the Patricia W. Perry Grantor Retained
  Annuity Trust

J. Douglas Perry & Robert C. Miller,.................     628,300(19)   *          184,256       444,044     *
  Trustees of the Joseph Christopher Perry
  Descendants Trust

J. Douglas Perry & Robert C. Miller,.................     628,300(20)   *          184,256       444,044     *
  Trustees of the Brandon Douglas Perry Descendants
  Trust

J. Douglas Perry & Robert C. Miller,.................     628,299(21)   *          184,256       444,043     *
  Trustees of the Laura Paige Perry Descendants Trust

James P. Compton,....................................     418,872(22)   *          115,000       303,872     *
  Trustee of the Brymar Descendants Trust

James P. Compton,....................................      30,000     *             15,000        15,000     *
  Trustee of the Bryan Compton Trust

James P. Compton,....................................      30,000     *             15,000        15,000     *
  Trustee of the Mark Alan Compton Trust

Allan W. Karp........................................  10,465,871(23)    9.8         6,832     5,864,202      5.4

Christopher K. Reilly................................  10,451,961(24)    9.8         1,365     5,855,759      5.4

Melanie K. Berman,...................................       8,685(25)   *            3,415         5,270     *
  Custodian for Kyle Galbreath Megrue

Melanie K. Berman,...................................       8,685(26)   *            3,415         5,270     *
  Custodian for Christopher Galbreath Megrue

Bernard Spain........................................   2,516,571(27)    2.4     1,413,578     1,243,384      1.2

Murray Spain.........................................   2,827,366(28)    2.7     1,404,435     1,239,625      1.1

Bernard Spain Family Limited Partnership.............     330,825(29)   *          186,422       144,667     *

Murray Spain Family Limited Partnership..............     346,646(30)   *          195,565       151,327     *

Global Private Equity III Limited Partnership........   2,495,771(31)    2.4     2,256,805       239,965     *

Advent PGGM Global Limited Partnership...............     382,446(32)   *          345,828        36,618     *

Advent Partners GPE III Limited Partnership..........      37,683(33)   *           34,075         3,608     *

Advent Partners Limited Partnership(6)...............      16,380(34)   *           14,812         1,568     *

Advent Partners (NA) GPE III Limited Partnership.....      11,145(35)   *           10,078         1,067     *

Guayacan Private Equity Fund Limited Partnership.....      88,465(36)   *           79,995         8,470     *

Dollar Express Investment LLC........................      64,592(37)   *           58,407         6,185     *

State Street Bank & Trust Company, as Escrow Agent...     438,597(38)   *           --           438,597     *

The Patricia & Douglas Perry Foundation..............     180,900(39)   *           25,000       155,900     *

------------------------------

*   Less than 1%.

                                                   (footnotes on following page)

(1) Includes an aggregate of 8,377,340 shares issuable upon the exercise of outstanding warrants, referred to as warrant shares, and an aggregate of 438,597 shares subject to the escrow described in note (39), referred to as escrow shares.

(2) This table assumes no exercise of the underwriters' over-allotment option to purchase up to 2,250,000 shares of common stock, including warrants representing 916,615 shares. If the underwriters exercise this option in whole, the selling shareholders will sell additional warrants and shares in the following respective amounts: J. Douglas Perry & Robert C. Miller, Trustees for the Joseph Christopher Perry Descendants Trust, 118,288; J. Douglas Perry & Robert C. Miller, Trustees for the Brandon Douglas Perry Descendants Trust, 118,288; J. Douglas Perry & Robert C. Miller, Trustees for the Laura Paige Perry Descendants Trust, 118,288; Macon F. Brock & Robert C. Miller, Trustees for the Kathryn P. Brock Descendants Trust, 175,000; Macon F. Brock & Robert C. Miller, Trustees for the Macon F. Brock III Descendants Trust, 175,000; Macon F. Brock & Robert C. Miller, Trustees for the Christine Brock McCammon Descendants Trust, 175,000; James P. Compton, Trustees for the Brymar Descendants Trust, 36,751; The SK Equity Fund, L.P., 433,385; Bernard Spain, 141,173; Bernard Spain Family Limited Partnership, 18,618; Murray Spain, 140,405; Murray Spain Family Limited Partnership, 19,551; Global Private Equity III Limited Partnership, 114,177; Advent PGGM Global Limited Partnership, 17,496; Advent Partners GPE III Limited Partnership, 1,724; Advent Partners Limited Partnership, 1,568; Advent Partners (NA) GPE III Limited Partnership, 510; Guayacan Private Equity Fund Limited Partnership, 4,047; Dollar Express Investment LLC, 2,955; and State Street Bank & Trust Company (as escrow agent--see note (39)), 438, 597. A partial exercise of the over-allotment option would reduce these amounts proportionally.

(3) Includes 1,884,889 warrant shares owned by trusts for the benefit of Perry family members, of which Mr. Perry is a trustee, and 180,900 shares owned by a private foundation over which Mr. Perry and his wife, Patricia W. Perry, exercise shared control, but excludes 383,404 shares owned by Patricia W. Perry.

(4) Includes 949,475 shares and 1,884,889 warrant shares owned by trusts for the benefit of Brock family members, of which Mr. Brock is a trustee, but excludes 2,449,114 shares beneficially owned by Mr. Brock's wife, Joan P. Brock.

(5) Includes 83,647 shares owned as a joint tenant with Mr. Compton's wife, Jean T. Compton, and includes 60,000 shares and 418,872 warrant shares owned by a trust for the benefit of Compton family members, over which Mr. Compton may indirectly exercise investment or voting power, but excludes 84,375 shares owned by Mrs. Compton.

(6) Represents 10,540 shares and 6,830 warrant shares owned by Mr. Megrue's sister as custodian for his children. Also includes 6,281,684 shares and 4,166,811 warrant shares owned by The SK Equity Fund, L.P. Mr. Megrue is a general partner of the general partner of The SK Equity Fund, L.P.

(7) Represents 10,544 shares and 6,832 warrant shares owned by an irrevocable trust for the benefit of Saunders family members, of which Mr. Saunders is a trustee. Also includes 6,281,684 shares and 4,166,811 warrant shares owned by The SK Equity Fund, L.P. Mr. Saunders is a general partner of the general partner of The SK Equity Fund, L.P.

(8) Includes 24,469 shares held in a revocable trust of which Mr. Wurtzel is a trustee and 81,000 shares issuable upon exercise of stock options granted to Mr. Wurtzel pursuant to the Dollar Tree Stores, Inc. Stock Incentive Plan.

(9) Includes 118,969 shares issuable upon exercise of stock options granted to Mr. Doczi pursuant to the Dollar Tree Stores, Inc. Stock Incentive Plan.

(10) Includes 37,969 shares issuable upon exercise of stock options granted to Mr. Lesser pursuant to the Dollar Tree Stores, Inc. Stock Incentive Plan.

(11) Includes 165,782 shares issuable upon exercise of stock options granted to Mr. Coble pursuant to the Dollar Tree Stores, Inc. Stock Incentive Plan.

(12) Represents 120,000 shares issuable upon exercise of stock options granted to Mr. Sasser pursuant to the Dollar Tree Stores, Inc. Stock Incentive Plan.

(13) Includes shares held or controlled by Putnam Investments, Inc. and its affiliates including Marsh & McLennan Companies, Inc., Putnam Investments parent holding company, and Putnam Investment Management, Inc. and The Putnam Advisory Company, Inc., investment advisors and subsidiaries of Putnam Investments, Inc. Derived from Schedule 13G/A filed by Putnam Investments on February 9, 1999.

(14) Includes 4,166,811 warrant shares. Messrs. Megrue, Saunders, Karp and Reilly as general partners of the general partner of The SK Equity Fund, L.P., may be deemed to have beneficial ownership of shares held by The SK Equity Fund, L.P. and the shares and warrant shares held by The SK Equity Fund, L.P. have been attributed to them in this table.

(15) Includes shares held or controlled by Baron Capital Group, Inc., a parent holding company, and its affiliates including BAMCO, Inc. and Baron Capital Management, Inc., registered investment advisors, and Baron Asset Fund, a registered investment company. Ronald Baron owns a controlling interest in Baron Capital Management, Inc. Derived from Schedule 13G/A filed by Baron Capital Management on February 14, 2000.

(16) Does not include 949,475 shares and 1,884,899 warrant shares beneficially owned by Mrs. Brock's husband, Macon F. Brock, Jr.

(17) Includes 180,900 shares owned by a private foundation over which Mrs. Perry and her husband, J. Douglas Perry, exercise shared control but does not include 1,884,899 warrant shares beneficially owned by J. Douglas Perry.

(18) Includes 83,647 shares owned as a joint tenant with Mrs. Compton's husband,
    H. Ray Compton, but does not include 6,663 shares and 418,872 warrant shares beneficially owned by Mr. Compton.

(19) Includes 628,300 warrant shares.

(20) Includes 628,300 warrant shares.

(21) Includes 628,299 warrant shares.

(22) Includes 418,872 warrant shares.

(23) Includes 6,281,684 shares and 4,188,670 warrant shares owned by The SK Equity Fund, L.P., and 6,832 warrant shares owned by Mr. Karp. Mr. Karp is a general partner of the general partner of The SK Equity Fund, L.P.

(24) Includes 6,281,684 shares and 4,188,670 warrant shares owned by The SK Equity Fund, L.P., and 1,365 warrant shares owned by Mr. Reilly. Mr. Reilly is a general partner of the general partner of The SK Equity Fund, L.P.

(25) Includes 3,415 warrant shares.

(26) Includes 3,415 warrant shares.

(27) Includes 125,427 shares, referred to as escrow shares, contributed on behalf of Mr. Spain to State Street Bank & Trust Company as escrow agent under an escrow agreement with Dollar Tree Stores. See note (39).

(28) Includes 16,541 escrow shares. See note (39). Also includes 330,825 shares beneficially owned by Bernard Spain Family Limited Partnership of which Mr. Murray Spain is a general partner and of which Mr. Spain disclaims beneficial ownership.

(29) Includes 124,471 escrow shares. See note (39). This shareholder is a family limited partnership of which Mr. Murray Spain is a general partner.
    Mr. Spain disclaims beneficial ownership of any shares held by this shareholder.

(30) Includes 17,332 escrow shares. See note (39). This shareholder is a family limited partnership of which Mr. Stephen Greenfield is a general partner. Mr. Greenfield disclaims beneficial ownership of any shares held by this shareholder.

(31) Includes 124,789 escrow shares. See note (39). This shareholder is a limited partnership the general partner of which is Advent International Corporation, which may be deemed to beneficially own the shares held of record by this shareholder.

(32) Includes 19,122 escrow shares. See note (39). This shareholder is a limited partnership the general partner of which is Advent International Corporation, which may be deemed to beneficially own the shares held of record by this shareholder.

(33) Includes 1,884 escrow shares. See note (39). This shareholder is a limited partnership the general partner of which is Advent International Corporation, which may be deemed to beneficially own the shares held of record by this shareholder.

(34) Includes 819 escrow shares. See note (39). This shareholder is a limited partnership the general partner of which is Advent International Corporation, which may be deemed to beneficially own the shares held of record by this shareholder.

(35) Includes 557 escrow shares. See note (39). This shareholder is a limited partnership the general partner of which is Advent International Corporation, which may be deemed to beneficially own the shares held of record by this shareholder.

(36) Includes 4,423 escrow shares. See note (39). This shareholder is a limited partnership the general partner of which is Advent-Morro Equity Partners, which may be deemed to beneficially own the shares held of record by this shareholder.

(37) Includes 3,230 escrow shares. See note (39).

(38) State Street Bank & Trust Company holds only legal title to the escrow shares. Other shareholders have the ability to vote and direct the disposition of the escrow shares. State Street Bank & Trust Company disclaims beneficial ownership of such shares. If the underwriters exercise their entire over-allotment option, State Street Bank & Trust Company will sell up to an aggregate of 438,597 shares, allocated in the following amounts to the respective shareholders: Bernard Spain, 125,427; Bernard Spain Family Limited Partnership, 16,541; Murray Spain, 124,471; Murray Spain Family Limited Partnership, 17,332; Global Private Equity III Limited Partnership, 124,789; Advent PGGM Global Limited Partnership, 19,122; Advent Partners GPE III Limited Partnership, 1,884; Advent Partners Limited Partnership, 819; Advent Partners (NA) GPE III Limited Partnership, 557; Guayacan Private Equity Fund Limited Partnership, 4,423; Dollar Express Investment LLC, 3,230. A partial exercise of the over-allotment option would reduce these amounts proportionally. However, the proceeds from the sale of these shares will remain in escrow until the escrow terminates pursuant to the terms of the escrow agreement with Dollar Tree Stores. See notes
    (28)-(38).

(39) J. Douglas Perry and Patricia W. Perry, together with other members of their family, jointly control this foundation. The Perrys disclaim beneficial ownership of these shares.

                                  UNDERWRITING

    We, the selling shareholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the shares and warrants to purchase shares in the respective amounts indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, Salomon Smith Barney Inc., Deutsche Bank Securities Inc., First Union Securities, Inc. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters.

UNDERWRITERS                                                   NUMBER OF SHARES
------------                                                  ------------------
Goldman, Sachs & Co. .......................................
Banc of America Securities LLC..............................
Salomon Smith Barney Inc. ..................................
Deutsche Bank Securities Inc................................
First Union Securities, Inc.................................
U.S. Bancorp Piper Jaffray Inc..............................
                                                                  ----------
Total.......................................................      15,000,000
                                                                  ==========

    The underwriting agreement provides that the underwriters will purchase warrants for up to 5,841,219 shares, now held by some of the selling shareholders. All of these warrants will be purchased by the underwriters for a price equal to the total price to public shown on the cover page of this prospectus less the total underwriting discounts and commissions shown on the cover page of this prospectus and less the exercise price of the warrants. The underwriting agreement provides that the underwriters are obligated to purchase warrants exercisable for 4,924,604 shares, and additional warrants exercisable for up to 916,615 more shares if they exercise the over-allotment option described below. The underwriters will exercise the warrants immediately upon the purchase of the warrants and pay us the exercise price in cash. The shares received by the underwriters upon exercise of the warrants will be sold by the underwriters in this offering.

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,250,000, including warrants exercisable for up to 916,615 shares from the selling shareholders to cover such sales. They may exercise that option for 30 days. If any shares or warrants are purchased pursuant to this option, the underwriters will severally purchase shares and warrants in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

PAID BY THE SELLING SHAREHOLDERS                              NO EXERCISE    FULL EXERCISE
--------------------------------                              ------------   -------------
Per Share...................................................    $              $
Total.......................................................    $              $

    Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $           per share from the initial price to public. Any such
securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $           per share
from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

    We and the selling shareholders have agreed with the underwriters not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any securities issued under any existing employee benefit plans.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling shareholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. Naked short sales are any sales in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    We and the selling shareholders have agreed to indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act of 1933.

    Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, commercial or investment banking services to us, for which they have in the past received, and may in the future receive, customary fees.

                                 LEGAL MATTERS

    The validity of the common stock offered by the selling shareholders and other legal matters in connection with this offering will be passed upon for us by Hofheimer Nusbaum, P.C., Norfolk, Virginia. Hale and Dorr LLP, Washington, D.C., is serving as counsel to the underwriters in connection with this offering.

                                    EXPERTS

    The consolidated financial statements and supplemental consolidated financial statements of Dollar Tree Stores, Inc. and subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://www.dollartree.com or at the SEC's web site at http://www.sec.gov. Except for the SEC filings described below, the information contained on our website and in our promotional material is not incorporated into this prospectus, and you should not rely on that information.

    We have filed a registration statement and related exhibits with the SEC under the Securities Act. The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

    The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

    - Our Annual Report on Form 10-K for the year ended December 31, 1999, filed March 17, 2000;

    - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 10, 2000;

    - Our Current Reports on Form 8-K filed on April 11, April 27, May 18, May 24, June 20 and July 12, 2000; and

    - The description of our common stock contained in its registration statement on Form 8-A filed February 28, 1995, including any amendments or reports filed for the purpose of updating such descriptions.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

               Dollar Tree Stores, Inc.
               Shareholder Services
               500 Volvo Parkway
               Chesapeake, Virginia 23320
               (757) 321-5000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                 --------------

                               TABLE OF CONTENTS

                                               Page
                                             --------
Prospectus Summary.........................       3

Risk Factors...............................       6

Warning about Forward-Looking Statements...      12

Use of Proceeds............................      13

Price Range of Common Stock................      13

Dividend Policy............................      13

Selected Financial Data....................      14

Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................      16

Business...................................      27

Management.................................      33

Principal and Selling Shareholders.........      36

Underwriting...............................      40

Legal Matters..............................      42

Experts....................................      42

Where You Can Find More Information........      42

                               15,000,000 Shares
                            DOLLAR TREE STORES, INC.
                                  Common Stock

                                     [LOGO]

                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC

                                   ----------

                              SALOMON SMITH BARNEY
                           DEUTSCHE BANC ALEX. BROWN
                          FIRST UNION SECURITIES, INC.
                           U.S. BANCORP PIPER JAFFRAY
                      Representatives of the Underwriters

                                         , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCES AND DISTRIBUTION

    The following table sets forth the fees and expenses payable in connection with the issuance and distribution of the securities other than underwriting discount. All of such expenses except the Securities and Exchange Commission registration fee and NASD filing fee are estimated:

Securities and Exchange Commission registration fee.........  $178,318

Printing expense............................................

Accounting fees and expenses................................

Legal fees and expenses.....................................

NASD filing fee.............................................    30,500

Miscellaneous...............................................
                                                              --------

  Total.....................................................  $
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    To the full extent permitted by the Virginia Stock Corporation Act, the Articles of Incorporation require us to indemnify our officers and directors.
Article V of the Articles of Incorporation provides that any director or officer who was or is a party to any proceeding shall be indemnified by us against any liability incurred by him in connection with such proceeding unless he engaged in willful misconduct or a knowing violation of the criminal law. We are also required to promptly pay for or reimburse all reasonable expenses, including attorneys' fees, incurred by a director or officer in advance of final disposition of the proceeding if the director or officer furnishes us with a written statement of his good faith belief that he has met the standard of conduct that is a prerequisite to his entitlement to indemnification and agrees to repay the advance if it is ultimately determined that he did not meet such standard of conduct. We are authorized to purchase and maintain insurance against our indemnification obligation, or insure any person who is or was our director, officer, employee, or agent against any liability asserted against or incurred by him in any such capacity or arising from his status as such, whether or not we have the power to indemnify him against such liability. We have directors and officers liability insurance. We are also empowered, by a majority vote of a quorum of disinterested directors, to enter into a contract to indemnify any director or officer against liability, whether occurring before or after the execution of the contract. Except to the extent contrary to the Articles of Incorporation or Virginia Stock Corporation Act, we are not prevented or restricted from making or providing for indemnities in addition to those provided in the Articles of Incorporation.

    Section of the Underwriting Agreement provides for indemnification by the underwriters of our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the Securities Act), under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

    (a) Exhibits

         *1.1           --         Form of Underwriting Agreement

          2.1           --         Agreement for Purchase and Sale of Stock dated September 24,
                                   1993 among J. Douglas Perry, Patricia W. Perry, Macon F.
                                   Brock, Jr., Joan P. Brock, H. Ray Compton and The SK Equity
                                   Fund, L.P. (incorporated by reference from our Registration
                                   Statement on Form S-1, No. 33-88502)

          2.2           --         Amended and Restated Stockholders Agreement effective March
                                   13, 1995 among the Company, John F. Megrue, Thomas A.
                                   Saunders, III, and certain shareholders and First Amendment thereto (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1995)

          2.3           --         Securities Purchase Agreement dated September 30, 1993 among the Company, J. Douglas Perry, Patricia W. Perry, Macon F.
                                   Brock, Jr., Joan P. Brock, H. Ray Compton, John F. Megrue,
                                   Thomas A. Saunders, III, Allan W. Karp, Christopher K.
                                   Reilly, and The SK Equity Fund, L.P., and the First
                                   Amendment thereto (incorporated by reference(a) from our
                                   Registration Statement on Form S-1, No. 33-88502 and (b)
                                   from our Registration Statement on Form S-3, No. 333-28599)

          2.4           --         Merger Agreement by and among the Company, DT Keystone,
                                   Inc., Dollar Express, Inc. and Bernard Spain, Murray Spain,
                                   Bernard Spain Family Limited Partnership, Murray Spain
                                   Family Limited Partnership, Global Private Equity III
                                   Limited Partnership, Advent PGGM Global Limited Partnership,
                                   Advent Partners GPE III Limited Partnership, Advent Partners
                                   (NA) GPE III Limited Partnership, Advent Partners Limited
                                   Partnership, Guayacan Private Equity Fund Limited
                                   Partnership, and Dollar Express Investment, LLC Limited
                                   Partnership (collectively, the "Dollar Express
                                   Shareholders") dated April 5, 2000 (incorporated by
                                   reference from our Current Report on Form 8-K, filed April
                                   11, 2000)

          2.5           --         Registration Rights Agreement dated April 5, 2000 by and
                                   among the Company and the Dollar Express Shareholders
                                   (incorporated by reference from our Current Report on Form
                                   8-K dated April 11, 2000)

          2.6           --         Escrow Agreement dated May 5, 2000 by and among Dollar Tree
                                   Stores, Inc., State Street Bank & Trust, Bernard Spain,
                                   David Mussafer, and the Holders (incorporated by reference from our Current Report on Form 8-K, filed July 12, 2000)

          4.1           --         Amended and Restated Stockholders Agreement (see Exhibit
                                   2.2)

          4.2           --         Third Restated Articles of Incorporation, as amended
                                   (incorporated by reference from our Quarterly Report on Form
                                   10-Q for the fiscal quarter ended September 30, 1996)

          4.3           --         Second Restated Bylaws (incorporated by reference from our
                                   Registration Statement on Form S-1, No. 33-88502)

          4.4           --         Form of Specimen Certificate representing our common stock
                                   (incorporated by reference from our Registration Statement on Form S-1, No. 33-88502)

         *5.1           --         Opinion of Hofheimer Nusbaum, P.C., regarding the legality of the securities being registered

         23.1           --         Consent of Hofheimer Nusbaum, P.C.

         23.2           --         Consent of KPMG LLP, independent certified public
                                   accountants

         24.1           --         Power of Attorney (included in Part II of the Registration
                                   Statement)

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chesapeake, Commonwealth of Virginia, on the 12th day of July, 2000.

                                                       DOLLAR TREE STORES, INC.

                                                       By   /s/ MACON F. BROCK, JR.
                                                            -----------------------------------------
                                                            Macon F. Brock, Jr.
                                                            PRESIDENT AND CHIEF EXECUTIVE OFFICER

    The registrant and each person whose signature appears below constitutes and appoints Macon F. Brock, Jr., J. Douglas Perry, H. Ray Compton and any agent for service named in this registration statement and each of them, his, her or its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, her or it and in his, her, or its name, place and stead, in any and all capacities, to sign and file (i) any and all amendments (including post-effective amendments) to this registration statement and
(ii) any registration statement relating to the offering covered by this registration statement deemed effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and any and all amendments (including post-effective amendments) thereto, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                      SIGNATURE                                     TITLE                      DATE
                      ---------                                     -----                      ----
/s/ J. DOUGLAS PERRY                                   Chairman of the Board; Director
-------------------------------------------                                                July 12, 2000
J. Douglas Perry

/s/ MACON F. BROCK, JR.                                President and Chief Executive
-------------------------------------------              Officer; Director (principal      July 12, 2000
Macon F. Brock, Jr.                                      executive officer)

/s/ H. RAY COMPTON                                     Executive Vice President;
-------------------------------------------              Director                          July 12, 2000
H. Ray Compton

                      SIGNATURE                                     TITLE                      DATE
                      ---------                                     -----                      ----
                                                       Senior Vice President--Chief
/s/ FREDERICK C. COBLE                                   Financial Officer (principal
-------------------------------------------              financial and accounting          July 12, 2000
Frederick C. Coble                                       officer)

/s/ JOHN F. MEGRUE                                     Vice Chairman; Director
-------------------------------------------                                                July 12, 2000
John F. Megrue

/s/ RICHARD G. LESSER                                  Director
-------------------------------------------                                                July 12, 2000
Richard G. Lesser

/s/ THOMAS A. SAUNDERS, III                            Director
-------------------------------------------                                                July 12, 2000
Thomas A. Saunders, III

/s/ ALAN L. WURTZEL                                    Director
-------------------------------------------                                                July 12, 2000
Alan L. Wurtzel

/s/ FRANK DOCZI                                        Director
-------------------------------------------                                                July 12, 2000
Frank Doczi

                                 EXHIBIT INDEX

EXHIBIT
NO.                                             DESCRIPTION
---------------------   ------------------------------------------------------------
        *1.1            Form of Underwriting Agreement
         2.1            Agreement for Purchase and Sale of Stock dated September 24,
                        1993 among J. Douglas Perry, Patricia W. Perry, Macon F.
                        Brock, Jr., Joan P. Brock, H. Ray Compton and The SK Equity
                        Fund, L.P. (incorporated by reference from our Registration
                        Statement on Form S-1, No. 33-88502)
         2.2            Amended and Restated Stockholders Agreement effective March
                        13, 1995 among the Company, John F. Megrue, Thomas A.
                        Saunders, III, and certain shareholders and First Amendment thereto (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 1995)
         2.3            Securities Purchase Agreement dated September 30, 1993 among the Company, J. Douglas Perry, Patricia W. Perry, Macon F.
                        Brock, Jr., Joan P. Brock, H. Ray Compton, John F. Megrue,
                        Thomas A. Saunders, III, Allan W. Karp, Christopher K.
                        Reilly, and The SK Equity Fund, L.P., and the First
                        Amendment thereto (incorporated by reference(a) from our
                        Registration Statement on Form S-1, No. 33-88502 and (b)
                        from our Registration Statement on Form S-3, No. 333-28599)
         2.4            Merger Agreement by and among the Company, DT Keystone,
                        Inc., Dollar Express, Inc. and Bernard Spain, Murray Spain,
                        Bernard Spain Family Limited Partnership, Murray Spain
                        Family Limited Partnership, Global Private Equity III
                        Limited Partnership, Advent PGGM Global Limited Partnership,
                        Advent Partners GPE III Limited Partnership, Advent Partners
                        (NA) GPE III Limited Partnership, Advent Partners Limited
                        Partnership, Guayacan Private Equity Fund Limited
                        Partnership, and Dollar Express Investment, LLC Limited
                        Partnership (collectively, the "Dollar Express
                        Shareholders") dated April 5, 2000 (incorporated by
                        reference from our Current Report on Form 8-K, filed April
                        11, 2000)
         2.5            Registration Rights Agreement dated April 5, 2000 by and
                        among the Company and the Dollar Express Shareholders
                        (incorporated by reference from our Current Report on Form
                        8-K dated April 11, 2000)
         2.6            Escrow Agreement dated May 5, 2000 by and among Dollar Tree
                        Stores, Inc., State Street Bank & Trust, Bernard Spain,
                        David Mussafer, and the Holders (incorporated by reference from our Current Report on Form 8-K, filed July 12, 2000)
         4.1            Amended and Restated Stockholders Agreement (see Exhibit
                        2.2)
         4.2            Third Restated Articles of Incorporation, as amended
                        (incorporated by reference from our Quarterly Report on Form
                        10-Q for the fiscal quarter ended September 30, 1996)
         4.3            Second Restated Bylaws (incorporated by reference from our
                        Registration Statement on Form S-1, No. 33-88502)
         4.4            Form of Specimen Certificate representing our common stock
                        (incorporated by reference from our Registration Statement on Form S-1, No. 33-88502)
       * 5.1            Opinion of Hofheimer Nusbaum, P.C., regarding the legality of the securities being registered
        23.1            Consent of Hofheimer Nusbaum, P.C.
        23.2            Consent of KPMG LLP, independent certified public
                        accountants
        24.1            Power of Attorney (included in Part II of the Registration
                        Statement)

------------------------

*   To be filed by amendment.